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DakoCytomation

Annual Report



Improving Cancer Diagnostics

2004

Contents





DakoCytomation reagents

World Leader in Cancer Diagnostics

DakoCytomation is a world-leading provider of reagents and systems for diagnosing cancer. One in two specific tissue-based cancer tests worldwide is based on DakoCytomation reagents.

One in three people will develop cancer in their lifetime.

One in three people will develop cancer in their lifetime. The single most important factor in the effective treatment of cancer is the ability to establish a correct and full diagnosis as early as possible.

One in two tissue-based cancer tests worldwide is based on DakoCytomation reagents.

DakoCytomation is committed to providing leading-edge technology and setting the standards for the industry in order to optimize cancer treatment through improved diagnostics.



Key Figures

DKK million	2000/01*	2001/02*	2002 6 months	2003	2004
Revenue	1,044.8	1,187.0	715.3	1,417.3	1,518.8
EBITDA	157.8	353.7	81.4	102.8	228.5
Operating profit before other income and expenses	83.9	107.1	43.9	12.6	124.6
Other income and expenses	0.0	175.4	(21.4)	(52.5)	(17.3)
Operating profit/loss	83.9	282.5	22.5	(39.9)	107.4
Net financials	(18.0)	(19.4)	4.2	(23.3)	(31.2)
Pre-tax profit	66.0	263.1 1)	26.7	(63.2)	76.2
Net profit/loss for the year	41.6	183.7	19.9	(57.2)	42.3
DakoCytomation share of net profit	45.9	186.1 2)	19.9	(57.1)	42.6
Total assets	1,080.1	1,442.7	1,543.6	1,761.8	1,867.6
Equity	419.8	669.1	714.2	585.7	595.3
Net interest bearing debt	334.9*	311.5*	387.7*	622.3*	716.9
Cash flow from investing activities	(198.6)	(100.5)	(152.3)	(392.8)	(145.0)
Investments in property, plant and equipment	(89.3)	(108.1)	(117.5)	(241.2)	(151.8)
Cash flow from operating activities	83.3	111.3	75.7	47.5	65.5
Free cash flow	(115.4)	10.8	(76.6)	(345.3)	(79.5)
Number of employees (average)	956	1,036	1,240	1,398	1,381
Ratios					
EBITDA (%)	15.1*	29.8* 3)	11.4*	7.3*	15.0
EBIT before other income and expenses (%)	8.0	9.0	6.1	0.9	8.2
EBIT (%)	8.0	23.8	3.1	(2.8)	7.1
R&D expenses (%)	14.1	15.0	14.5	18.7	15.8
Effective tax rate (%)	37.0	30.2	25.5	9.6	44.4
Equity ratio (%)	38.9	46.4	46.3	33.2	31.9
Net debt / Equity	0.8	0.5	0.5	1.1	1.2
Return on equity (%)	11.8	34.1 4)	2.9	(8.8)	7.2
Per Share Data					
Number of shares issued (thousand)	24,068 5, 6)	36,776	38,044	38,354	38,435
Cash flow per share (DKK)	3.46 6)	3.01	1.89	1.15	1.55
Book value per share (DKK)	17.44 6)	18.19	18.77	15.27	15.49
Proposed dividend per share (DKK)	0.14 6)	0.00	0.15	0.10	0.10

* The comparative figures include only DAKO A/S. The Key Figures for the balance sheet in 2001/02 include Cytomation, Inc.

The method of calculation of the Key Figures and Financial Ratios is described in the Financial Definitions. Key Figures (EBITDA, net interest bearing debt and share based ratios) for 2000/01 to 2003 have been changed in accordance with the Financial Definitions.

1) DKK 175.4 million from disposal of activities included.
2) DKK 124.4 million from disposal of activities included.
3) 14.8 percentage points derived from disposal of activities.
4) 22.5 percentage points derived from disposal of activities.
5) Number of shares issued for 2000/01 is number of shared issued in DAKO A/S.
6) The key figures for 2000/01 were adjusted to reflect the reduction in denomination of the company's shares from DKK 10 to DKK 2.



Sonnich Fryland
Chairman of the Board





Jes Østergaard
President and Chief Executive Officer

Welcome Letter

As a global market leader in cancer diagnostics DakoCytomation delivered a strong year with solid financial progress based on the commitment of our employees to deliver state-of-the-art diagnostic solutions.

Our global sales force achieved 10% sales growth in local currencies and 7% when translated into Danish kroner. Group sales now exceed DKK 1.5 billion.

With our continued focus on cost control throughout the year, we delivered the progress in profitability we had set out to achieve. Operating profit (before other income and expenses) was DKK 125 million against last year's DKK 13 million and we are well on track for continued profitability improvements in the coming years.

Accurate and speedy diagnostic systems are crucial in man's battle against cancer. We strive at spearheading all relevant technologies to develop new products, systems and processes that will assist laboratories and researchers in the ultimate goal of improving the treatment of cancer patients and saving lives.

We are committed to setting the standards for the industry. During 2004 we added another 200 reagents to our unique portfolio of more than 2,000 products and we continued the development of two new instruments: Eridan™ and CyAn™ ADP. Both have received exceptionally positive feedback at exhibitions and from customers and the CyAn™ ADP was launched for sale in the latter part of the year. These instruments will be pivotal for our diagnostic systems business model in which we combine and optimize instruments with reagents to deliver fast and consistent high quality and diagnostic tools to our customers.

As we enter 2005, we are confident that we have the organizational strength and technological platforms in place for bringing new innovative diagnostic systems to the market.

Sonnich Fryland
Chairman of the Board

Jes Østergaard
President and Chief Executive Officer

Four Decades of Improving Cancer Diagnostics

DakoCytomation has pioneered the development of cellular based diagnostics since 1966, and today the Company is recognized as a market leading system solutions provider for diagnosing cancers and other diseases.

Stabilizes the Strength of Antibodies

The Danish research scientist and medical doctor Niels Harboe founded DAKO in 1966. At that time, reagents for diagnostic use in clinical laboratories were of a poor quality. The strength of the antisera used varied greatly, which added significant challenges to the crucial job of diagnosing correctly.

Doctor Harboe realized the importance, in particular for clinical laboratories, of getting a supply of antibodies for analytical purposes of identical strength every time. With a discovery in early 1967, it became possible to stabilize the strength of antibodies in usable products. Soon antibodies became a useful tool to hospitals for the benefit of patients all over the world

DakoCytomation was the first company to develop and purify antibodies to make them consistent and sufficiently stable for diagnostic purposes.

Develops Reliable Test Kits

In the late 1980s, the market demanded test kits that were easy to use and secured reproducible results to ensure reliable diagnosis. In the following years, automating the test procedure became increasingly important, and DAKO was among the pioneers in selling system solutions of instruments and reagents with in-depth technical and scientific support to customers. DAKO's cutting-edge technology in immunochemistry and protein chemistry enables physicians around the world to link diagnostic tests with specific therapies and optimize patient treatment with specific therapies and optimize patient treatment.





Color-stained tissue sample

Improves Standards for Flow Cytometers

In 1988, four Australian scientists founded Cytomation in Colorado, USA, to improve industry standards for flow cytometers. By focusing on high-performance sorting and user-friendly computing, Cytomation developed a universal electronics and computer-interface upgrade for flow cytometers, which provided dramatically improved performance.

DakoCytomation was the first company to design and develop a visualization system which allowed medical professionals to characterize individual cells at a much more detailed level.

In 1993, Cytomation signed an agreement with the Lawrence Livermore National Laboratory, licensing Cytomation to manufacture and market the high-speed MoFlo™ modular flow cytometer to sort chromosomes for the Human Genome Project. Since 1994, the unique modularity of the MoFlo™ flow cytometer enabled Cytomation to continue improvements of the MoFlo™ cell sorter, adding new features and options to increase its speed, automation, efficiency, safety, and intelligence in a wide range of applications.

Links Diagnosis with Therapy

In 1998, DAKO developed HercepTest™, the first pharmacoDiagnostic™ product ever seen, which was approved by the FDA. The concept behind this type of product is to link a therapy to a diagnostic test , i.e. the result of the test will assess whether patients are eligible for treatment with a specific drug.

Join Forces in Integrated Solutions

In 2002, DAKO and Cytomation merged to combine DAKO's expertise in biotech and diagnostic applications with Cytomation's core strengths in high performance bioinstrumentation and software.

Cytomation was the first company to develop and market a high speed multi-color cell-sorter, revolutionizing the industry with the introduction of the MoFlo™ in 1992 to sort chromosomes for the Human Genome Project.

Being committed to provide all-important cancer diagnostic solutions to our customers, DakoCytomation, in 2002, acquired the activities of US-based Cytologix, Inc. and its state-of-the-art special stains instrument: the Artisan™.

DAKO was the first company to develop pharmacoDiagnostic™, which allow targeted therapies for patients. DakoCytomation is a market leader in pharmacoDiagnostic™.

The first visible results of the DAKO-Cytomation merger surfaced in 2004 when our two new instruments, CyAn™ ADP and Eridan™, received widespread recognition at trade shows. The ability to develop these instruments in-house is essential for DakoCytomation's strategy of being a system solutions provider in cancer diagnostics.

Diagnosis is the First Line of Defense Against Cancer

A rapid and accurate diagnosis is a key factor in ensuring optimal treatment of cancer. This is an area where standardized systems and expertise are basic requirements for laboratory scientists and pathologists in their efforts to establish a better diagnosis and ultimately improve patient treatment.

The Need for Diagnostic Systems is Growing

Populations are aging in the industrialized countries. This is expected to have a dramatic impact on the healthcare system. A remarkable increase in the number of cancers to be diagnosed and treated is being projected, as age is one of the most predominant factors influencing cancer development. Demographic reports point to 2010 as the year when the largest generation, the baby boomers, begins to reach the age of 65. The incidence of cancer will increase, but the prevalence of cancer may be reduced by improving mortality rates through early detection and selection of appropriate therapies. Pathologists and oncologists use histology and cytology tests to assist in the early detection and diagnosis of cancer and infectious diseases and to select an appropriate therapy.

One in three people develops cancer during their lifetime. In most cases DakoCytomation's products are used in making a diagnosis and prognosis and to indicate response to personalized medicine treatment.

15 Million New Cancer Cases Projected in 2020

Every year, approximately 10 million people worldwide are diagnosed with cancer and more than 6 million die of the disease. Currently over 22 million people live their lives as diagnosed cancer patients. In the USA, cancer is the second leading cause of death.

Trends indicate that cigarette smoking and adoption of other unhealthy lifestyles in combination with an aging population will result in at least a 50% increase in new cancer cases during the next 15 years. In 2020, it is likely that 15 million new cancer patients will be identified.

There are Many Cancer Triggers

All communities are burdened with cancer, but there are regional differences. The highest cancer incidence is seen in affluent societies mainly due to a large number of cases associated with smoking and Western lifestyle. In developing countries, most cancers are developed due to viral infections with HPV (human papilloma virus) and Hepatitis B.

Most humans are exposed to cancer triggers in their daily life, and even though the incidence rate can be lowered by taking certain precautions, cancer incidence is still predicted to increase.

A fast and correct diagnosis is key to ensuring optimal treatment of cancer.

Abnormal Cell Behavior

Cells normally grow and divide within the body. Occasionally, they may behave abnormally, growing in new shapes, multiplying more rapidly than normal or invading normal tissue boundaries, but our defense mechanisms usually find and destroy these cells. Cancer results when the body fails to kill these abnormal cells and they are free to replicate and metastasize. When the cells reach a new area they may continue dividing and form a new tumor referred to as a secondary tumor or a metastasis.

There are many different types of cancer that develop from different types of cells from all over the body. Tumors may be considered to be benign if the cancer cells do not spread to other parts of the body. In this case the disease may be treated surgically.

Many Cancers Can be Cured

Metastatic cancer is usually feared as it is often perceived as a lethal disease. However, this is not always the case. Many cancers can be cured. Even when a cancer cannot be cured it can often be kept at bay with treatment prolonging the life of the patient.

Since the treatment and outcome for the patient depends on the nature of the cancer, it is important to closely examine the cells to make an accurate diagnosis.


ISO-certified, automated reagent filling

Often tumors composed of individual cancer cells are removed surgically and the cells are subsequently analyzed for many characteristics. For any single tumor, the diagnosis and prognosis is determined by type of cancer, the aggressiveness and extent of spread.

Diagnostic Systems Help Determine Treatment Options

The treatment options depend on the cancer type and even on the characteristics that cancer cells show in the individual patient. Almost all cancer treatments have side effects. Therefore, it is imperative to identify the most effective type of therapy for the patient. Cancer diagnostic systems assist the healthcare professionals to investigate and narrow down an accurate diagnosis which points to one or more treatment options such as removal by surgery, hormone treatment, chemotherapy, radiation therapy or possibly just palliative care.



Lung
901
810
337
292
Breast
1,050
372
Colorectal
498
254
445
237
Stomach
558
405
317
241
Liver
398
383
165
164
Prostate
542
204
Cervical
470
233
Male
Female
1,000
500
0
500
1,000
Incidence
Mortality

Incidence and mortality per 100,000 of the most common cancers worldwide (World Health Organization, 2003 World Health Report).

More and more cancer drugs are developed, and parallel development of diagnostic methods that can predict which patients will benefit from a specific drug is growing. This concept is called Personalized Medicine or in professional terms, pharmacogenomics or pharmacoDiagnostic™.

In 2000, six million people died from cancer and ten million people developed a malignant tumor. The World Health Organization expects the annual number of new cancer cases to increase by 50 percent, reaching 15 million by 2020.

Cancer is Difficult to Diagnose

Cancer analysis is complex by the fact that cancer is a multitude of diseases and that even a well-categorized cancer can act in different ways from one person to the next. Therefore, cancer analysis is an investigative process, where the healthcare professionals rule out no options until the puzzle has been solved by means of the information collected.

The challenge in this diagnostic process calls for standardized system solutions that remove the complexity of testing and provides a fast, accurate and reliable result.

The complexity in making correct and accurate diagnoses from patient samples calls for the diagnostics industry to develop further standardized diagnostic systems and processes.

System Solutions Minimize the Risk of Human Error

In order to ensure a correct diagnosis in a timely manner and minimize the risk of human error, the cancer analysis process has become increasingly automated, and today most laboratory practitioners see system solutions as an important means of providing accurate results in their work.

A system solution is a holistic approach to the diagnostics process. Not only does DakoCytomation supply the necessary certified equipment and reagents for laboratory work, the Company also provides services that are equally important to ensuring reliable interpretation of the results, including scientific, mechanical and technical expertise and customer training.

Product Portfolio

DakoCytomation provides the instruments and reagents needed to establish an accurate diagnosis. DakoCytomation's diagnostic systems are also used for disease research and drug discovery in research labs and in the pharmaceutical industry.

Products Help in Making Accurate Diagnoses

The challenge for health care professionals in making accurate diagnoses is the complexity of cancers and other diseases. With thousands of different types of cancers, it is impossible to make a diagnosis only by studying changes in cell structure, because cell changes can be caused by a multitude of different cancers and can occur for many different reasons. It is important to know whether a cell sample is actually a cancer that originates from a different part of the body than where the sample was obtained. DakoCytomation provides the systems that healthcare professionals require for characterizing cell changes.

DakoCytomation's diagnostic systems assist healthcare professionals in providing the best possible treatment options for cancer patients on a daily basis.

Diagnosing cancers begins with obtaining a cell sample from the patient's abnormal area. The samples can have many forms. They can be a tiny piece of tissue or cells obtained from a smear or it can be body fluids, e.g. blood or urine. The sample is then analyzed on an instrument that uses a range of DakoCytomation's reagents in a clinical laboratory setting. This analysis will provide answers that will help the healthcare professional to provide the best possible treatment for the patient

Cancer Analysis of Tissue Samples

DakoCytomation's core competency within cancer diagnostics is cell-based analysis performed with antibodies. DakoCytomation has a unique portfolio of more than 2,000 different high quality antibodies. Applying these antibodies to tissue or cell samples will convey the presence of various cancer types through a color visualization system. This information is crucial in allowing pathologists to characterize the origination, progression and type of cancer present in a given sample.

Often, each patient is represented by a number of glass slides stained with various methods. From this puzzle of information, the pathologist makes the diagnosis and through dialogue with the oncologist, the doctor responsible for treating the patient, a final conclusion on prognosis and therapy is made.

	Patient need	Sample type	Lab Analyzed at	Professional	DakoCytomation System Solutions	
Clinical Market		Tissue, cells	Anatomic Pathology	Surgical Pathologist	Eridan™ (under development)	
	Screening, Monitoring			Cytopathologist	Autostainer™, Artisan™	Kits
	Diagnosis, Prognosis			Hematopathologist	TechMate™, Hybridizer, Pascal	Reagents
	Treatment selection	Fluids	Clinical Chemical	Clinical Chemist		Training
	Treatment monitoring			Clinical Immunologist		Service
		Fluids	Microbiology	Microbiologist		
Research Market	Medical Research	Any	University Laboratories	Scientist / Researcher	Any combination of the above, but most often:	Reagents
	Disease Research		Hospital Laboratories		Autostainer™	Training
	Drug Development		Pharmaceutical Companies		CyAn™ ADP	Service
			Basic Research		MoFlo™	

TechMate™	Autostainer	Autostainer Plus	Artisan™
1994	1995	2000	2002



DakoCytomation reagents on tissue samples highlight cell changes

Cervical Cancer Diagnostics

We continue the development of our cervical cancer-screening project based on the antibody p16. Screening programs are used world-wide to determine if women are at risk of developing cervical cancer. The traditional method is the so-called PAP test, named after the inventor of the test, Papanicolaou. The PAP test has resulted in bringing down the death rate among women with cervical cancer.

The PAP test, however, suffers from not being accurate enough. A relatively high number of women with a risk of developing cervical cancer are not identified by the test. DakoCytomation believes that the new biomarker p16 with higher accuracy can select those at risk. This implies that p16 holds promise for relieving many women of the burden of going through unnecessary treatment, while at the same time reducing costs in the health care system.

Personalized Medicine

Since 1998 a new concept called personalized medicine has evolved. It means that the patient is diagnosed and treated individually based on the disease expression of that specific person. The concept was originally based on a requirement by the FDA to a pharmaceutical company, Genentech, to carry out tests that could determine which patients would respond to their new drug Herceptin®. Genentech asked DakoCytomation to develop such a test for analysis of breast tissue from cancer patients, which resulted in the commercialization of HercepTest™. Today HercepTest™ is widely used to select patients who are expected to benefit from Herceptin® therapy. DakoCytomation has several other pharmacoDiagnostic™ products and a promising pipeline.

Cancer Analysis in Fluids

Flow cytometry is a methodology where single cells are investigated with respect to their properties and their binding potential to various antibodies. Inside the flow cytometer, miniature lasers shine their colored beams onto a stream of liquid. This liquid stream protects and guides cells through the light in a strict single file. As the colored light falls on the cells, fluorescent markers stuck to the cells shine out in the dark. The instrument captures these brief flashes of iridescence, and from the data generated a picture of the cell emerges.

Similar data from the thousands of other cells in the sample are collected and turned into a flow chart that shows the properties of that specific cell population.

Automation in the pathology labs began fifteen years ago. Penetration has been moderate as it has been necessary for customers to change their view of what is possible and to begin to perceive their services as a profitable business. In the beginning, the automation trend was driven by the suppliers, but nowadays the customers set forth their requirements and help invent more and more innovative solutions that optimize the process and increase the profitability of the lab.

The earliest instrument, the TechMate™, is still used in many large labs because of its capacity and high throughput. The evolution from the TechMate™ to the newcomer Eridan™ has involved substantial innovation. However, the various instruments fulfill different customer needs and may very well co-exist for a number of years.



CyAn™ ADP is a technology-leading instrument for analysis of cells in suspension. It is extensively used for clinical research in blood cancer and cancers related to the lymphatic system.

It is a complex task to develop a staining instrument, which can be years in development. The major challenge arises when fluids and tissue samples are incorporated due to the many factors that have to be aligned. Instruments used for diagnostic purposes are developed under strict regulatory demands to ensure that test results are reliable.


CyAn™ ADP
2004
Hybridizer
2004
Pascal
2004
Eridan™
2005

Management Report

Performance in 2004

Sales in 2004 reached DKK 1,519 million compared to DKK 1,417 million in 2003. Measured in local currencies this is a 10% improvement, but due to the devaluation of particularly the US dollar against the Euro and Danish krone, sales growth was 7% when stated in Danish kroner.

Our focus throughout the year was on improving operational efficiency. Costs were controlled tightly, and in March 2004, a program was launched to focus the Company's business activities and to restructure operations. The program activities have already had a significant positive effect on our cost base.

The DKK 102 million sales increase, in combination with the reduced cost base, have had a very positive effect on profits. In 2004, operating profit (before other income and expenses) was DKK 125 million, or 8.2% of sales (2003: DKK 13 million and 0.9% of sales).

Including other income and expenses, operating profit in 2004 was DKK 107 million against a loss of DKK 40 million in the previous year; 2003 was marked by a number of factors as reported in last year's annual report.

After financial expenses and tax, net profit in 2004 was DKK 43 million, compared to a net loss of DKK 57 million in 2003, an improvement of DKK 100 million.

Sales as well as operating and net profit are in line with our expectations from the beginning of the year and are considered satisfactory.

Strategic and Operational Initiatives

Improved Instrument Platform

DakoCytomation is one of the world's leading providers of cancer diagnostic systems combining reagents, instruments, software and support to supply easy-to-use and high quality solutions to our customers. The merger of DAKO and Cytomation almost three years ago was made to strengthen and complement our position with new technology and equipment manufacturing capabilities. The first major results of this strategic move materialized in 2004 as we are developing two leading-edge instruments: our new slide stainer Eridan™ and our new flow cytometer CyAn™ ADP. These instruments will provide highly competitive platforms.

Eridan™ is an innovative, fully automated staining instrument for cancer diagnostics on tissue samples and is designed to improve the workflow in diagnostic laboratories. Eridan™ enables "walk away" automation with complete slide traceability and diagnostics from any location in a local area network. It also offers the ability to prioritize and speed up the analysis of individual patient samples. The feedback from the pre-marketing prototypes of Eridan™ at exhibitions has been exceptionally positive and will be used in the final development stages.

CyAn™ ADP is a flow cytometer used in clinical research for analyzing blood and other samples with many applications including leukemia, lymphoma, HIV and other disease research. The CyAn™ ADP is an example of our technological leadership, and this instrument is ground-breaking in clinical research due to its speed of analysis, ease of use and compact size. We also offer a system solution where customers have access to more than 300 research antibodies optimized for the platform. The CyAn™ ADP has received tremendous interest at trade shows. Shipments to customers commenced in September 2004. The CyAn™ ADP for research use offers a number of features and enhancements that the first version of the CyAn™, launched in 2003, did not offer.

New Innovative Reagents

DakoCytomation offers the most comprehensive portfolio of diagnostic reagents for use in clinical laboratories and for research use with more than 2,000 products in our catalog. During 2004 we enhanced our position through the development of another 15 new primary antibodies for use in our diagnostic system solutions and 200 new reagents.

Colorectal Cancer Diagnostics DakoCytomation has developed a pharmDx™ test kit, EGFR pharmDx™, which selects those colorectal cancer patients who may benefit from treatment with the drug Erbitux™ (cetuximab) from Merck. In December 2003, the Swiss authorities approved the use of



Preparing reagents for staining

Erbitux™ to treat EGFR-expressing colorectal cancer patients. At the same time, EGFR pharmDx™ was re-launched in Switzerland as the test method of choice to identify colorectal cancer patients eligible for treatment with this drug. Following the Swiss approval, EGFR pharmDx™ received FDA-approval in February 2004, in conjunction with the approval of Erbitux™ in the United States. The joint approvals mark the second time in history that a pharmDx™ test and a targeted therapy were approved together and used in routine practice as a new way to identify and treat cancer patients.

Diagnostic Products based on New Technologies

DakoCytomation is ever striving to improve diagnostic kits and this also includes bringing diagnostic products to the market based on new technologies. In 2004 the Company introduced several diagnostic kits based on ISH (in situ hybridization) for diagnosing breast cancer.

ISH is a technology that enables detection of disease at a genomic level in contrast to detection at the protein level. Probes that correspond to a sequence in the genetic code are used to explore whether cells express a certain disease. The probe binds directly to the targeted DNA or mRNA in the cell and measures the activity level of the disease. The probes are labeled with a fluorescent dye that emits a colored light in the microscope, the so-called FISH method, or with traditional detection methods.

The technology can be used to determine if a specific gene has been amplified, i.e. if there are more or fewer copies of the gene present in the DNA than usual. An example of this type of application is our HER2 FISH pharmDx™ kit, which has been submitted for FDA approval. The kit is used to detect amplification of the HER2/*neu* gene, a receptor which is over-expressed in certain types of breast cancer.

Virtual Microscopy

Early in 2004, DakoCytomation decided to postpone a full scale launch of the virtual microscopy solution ScanScope™, which had been developed in partnership with Aperio Technologies Inc., USA. Initial response from customers had been positive, but the instrument needed further refinement and enhancement to fully meet our requirements. As a consequence of these issues, DakoCytomation wrote down assets and made provisions for a total of DKK 17.5 million in 2003 to bring the carrying amount of DakoCytomation's investment in Aperio Technologies Inc. to nil. Subsequently, in 2004, an agreement with Aperio Technologies Inc. was signed, permitting DakoCytomation to pursue, on a proprietary basis, the future development of a DakoCytomation version of the instrument. At present, internal evaluations are in progress to assess and decide on the most appropriate strategy for this technology. In the 2004 accounts DakoCytomation has written off the assets acquired through the settlement agreement, and we have written off instruments returned from customers. The total writedown of DKK 10 million maintains the carrying amount of DakoCytomation's investment in Aperio Technologies Inc. and in ScanScopes at nil.

Relocation of Monoclonal Antibody Production

As part of DakoCytomation's strategy of getting full in-house control of all strategically important elements of its business, DakoCytomation signed an agreement in 2003 under which all assets and production rights in UDAK Limited and rights held by others have been transferred to DakoCytomation. UDAK produces monoclonal antibodies, and DakoCytomation has been its sole customer. The transfer was successfully completed and production has started in Glostrup.

Organization and Management

Employees

We reduced our staff during the year from an average of 1,398 in 2003 to an average of 1,381 in 2004. A number of employees were laid off and some were transferred to other units, particularly in Operations and R&D.

As part of a dedicated effort to improve communication and understanding across the organization, we have increased the number of international assignments of both short and longer-term duration. Looking ahead, we expect to intensify these activities.

Board of Directors

Professor, Dr. Elisabeth Bock's term as a Board member expired at the Annual General Meeting in May 2004. Elisabeth Bock did not wish to be nominated for re-election. The Board wants to express its thanks to Professor Bock for her contributions to the Board during her tenure on the Board from 1997 to 2004.

In her place, Patrik Dahlén, a Finnish national, was elected to the Board of Directors at the Annual General Meeting in May 2004. At present, Mr. Dahlén is President and CEO of BioImage A/S, Copenhagen, Denmark. Mr. Dahlén has previously held several international management positions in companies in the health care industry.

Management

In October 2004, Per Sjöberg joined DakoCytomation as Corporate Vice President, Sales. Mr. Sjöberg succeeds Else Beth Trautner who will concentrate her efforts on expanding our sales in the Asia Pacific region. Per Sjöberg is a Swedish national and has held numerous management positions within sales and marketing in international diagnostic and biomedical companies.

Additionally, Corporate Management will be joined by Rolf Ehrnström as Corporate Vice President of R&D in June 2005. Mr. Ehrnström is a Swedish national and has been Vice President of R&D at Gyros AB since 2000. He succeeds Karl-Johan Pluzek who wishes to reduce his management responsibilities due to personal health considerations.

Physical Facilities

The new 12,000 m² manufacturing facility in Denmark will become operational gradually during the first six-month period of 2005.

Because of the growth in our instrumentation business, an expansion was initiated in 2004 at our instrumentation center in Fort Collins, Colorado. This will lead to an additional 600 m² production space in Fort Collins.

As part of our efforts to deliver reliable and top quality products to our customers, the Fort Collins manufacturing site received ISO certification during the year. This means that all four DakoCytomation manufacturing sites in Denmark, the USA and the UK are now ISO certified

Dividends

At the Annual General Meeting on 2 May 2005, the Board of Directors intends to propose a dividend for 2004 of DKK 0.10 per share corresponding to a total of DKK 3.9 million, equal to the dividend per share paid in respect of 2003.

No dividend is paid on the Company's holding of own shares. At the end of 2004 DakoCytomation A/S and its wholly-owned subsidiaries held 250,000 treasury shares, corresponding to 0.6% of the total share capital.

Outlook for 2005

Assuming exchange rates at the present level for the rest of 2005, we expect sales to grow by 10% in 2005. We expect continued improvements of our profit margins.

We will continue the activities to prepare the Company for an initial public offering.

The above forward-looking statements reflect Management's current expectations for the future and are therefore subject to risk and uncertainty. Several factors, some of which are beyond management's control, may cause actual developments to differ materially from the expectations expressed. Such factors include – but are not limited to – the areas presented in the risk management section of this report.



New manufacturing site in Glostrup

Financial Review

Accounting Principles

DakoCytomation prepares its consolidated financial statements and parent company financial statements in accordance with the International Financial Reporting standards (IFRS) and the additional Danish reporting requirements set out in the Statutory Order on Adoption of IFRS issued in pursuance of the Danish Financial Statements Act. The financial statements have been prepared in accordance with the same accounting principles as last year.

Overview of Financial Results in 2004

Sales in 2004 were DKK 1,519 million compared to DKK 1,417 million in 2003; this is an increase of 7%. Net of the negative effect of currency movements during 2004, sales growth in local currencies was 10%.

Net profit improved by DKK 100 million, from a DKK 57 million loss in 2003 to a DKK 43 million profit in 2004. Apart from the non-recurring writedowns etc. of DKK 52 million in 2003, the improvement in profitability was the result of increased sales, improvements in manufacturing efficiencies and reduced operating expenses.

Income Statement

Sales The European introduction in March 2004 of our special stains instrument, Artisan™, has been a commercial success due to the excellent staining quality of the instrument.

Our instrument portfolio was significantly strengthened with the launch in September 2004 of our new flow cytometer, CyAn™ ADP. Order inflow was high in the final quarter of the year.

In Europe, consolidated sales increased 13% from DKK 727 million in 2003 to DKK 820 million in 2004. Growth in local currencies was also 13%.

Consolidated sales in the USA increased 10%, measured in US dollars. When translated into Danish kroner, however, sales growth was 1%, reflecting the weakened US dollar vis-à-vis Danish kroner during the year. Sales in 2004 were DKK 493 million compared to DKK 488 million in 2003.

In the rest of the world, sales increased marginally from DKK 202 million in 2003 to DKK 206 million in 2004, corresponding to an increase of 2%. In local currencies, however, growth was 0%.

Gross Profit and Cost of Goods Sold We improved our operating efficiencies during 2004; the gross margin for the year was 67.9% compared with 66.8% in 2003. With the growth in sales this resulted in 9% growth in gross profits from DKK 946 million in 2003 to DKK 1,030 million in 2004.

Apart from general improvements in operating efficiencies, a number of specific factors impacted the gross margin improvement. Firstly, the CE-marking activities undertaken in 2003 tied up many resources in Operations. A second contributing factor was the strengthened coordination between the manufacturing sites during the year. Finally, as part of the restructuring program in March 2004, certain activities were transferred from R&D to Operations. Accounting-wise, this had a negative impact on the gross margin in 2004, but a corresponding positive impact on operating expenses and efficiencies.

The CyAn™ upgrade program that is being executed now adversely impacted our gross margins both in 2003 and 2004; we have accrued the expected costs in both years.

Operating Expenses Total operating expenses in 2004 were DKK 899 million, or 59.2% of sales compared to DKK 925 million, or 65.3% of sales, in 2003; an improvement of operating efficiencies by 6.1 percentage points.

The 2004 operating expenses include a non-recurring charge of DKK 18 million associated with the restructuring program.

Although we have continued to strengthen our sales organization, sales and distribution costs increased by less than sales – from DKK 504 million in 2003 to DKK 519 million in 2004 (3.0%). Sales and distribution costs are the single largest costs in the organization, making up 34.2% of sales.

However, the technical know-how and expertise of our sales, service and distribution organization is a unique selling factor to our customers and key to the continued growth of our market share. The large sales and distribution platform will also provide potential profitability leverage going forward as we roll out new instruments and more reagents through the existing network.

Research and development costs including regulatory affairs amounted to DKK 240 million or 15.8% of sales, compared to DKK 265 million, or 18.7% of sales in 2003. The spending level in 2003 was influenced by the CE-marking project. Adjusted for this, R&D spending during the two years was roughly at the same level.

In July 2004, as part of the restructuring program, we closed our Cambridge, Massachusetts, facility and transferred the R&D activities to the Colorado and California facilities.

Administrative expenses amounted to DKK 140 million in 2004 compared to DKK 156 million in 2003. One of the reasons for the reduced spending was the high costs incurred in 2003 in connection with the introduction in Denmark and Germany of the Oracle applications-based business management system. The system is now functioning satisfactorily, and a global roll out has been initiated.

Operating Profit before other Income and Expenses With the increase in operating efficiency, operating profit before other income and expenses was DKK 125 million in 2004 (8.2% of sales) compared to DKK 13 million in 2003 (0.9% of sales).

Operating Profit (EBIT) With EBIT of DKK 107 million, or 7.1% of sales, we are well on track for continued improvements in profitability.

Other expenses (net) were reduced from DKK 52 million in 2003 to DKK 17 million in 2004. The 2004 figure reflects two one-off factors: a write down of ScanScope™ assets and a settlement in an arbitration case with a former supplier.

The write down of ScanScope™ assets concerns the final settlement agreement entered into with Aperio Technologies Inc. and returned instruments.

Associated Companies In 2003, we recorded a loss from associated companies of DKK 6 million. But following the write-off in the 2003 accounts of all assets associated with both Aperio Technologies Inc. and the ScanScope™ technology rights acquired from Aperio, the book value of DakoCytomation's investment in associated companies is nil. Consequently, the operating losses in Aperio Technologies Inc. in 2004 did not adversely impact DakoCytomation's income statement or balance sheet.

Net Financial Expenses and Tax Net financial expenses in 2004 amounted to DKK 31 million, an increase of DKK 14 million from last year. This is a reflection of the ongoing investment in the new Glostrup facility and the increase in working capital, especially inventories.

Tax on the 2004 profit amounted to DKK 34 million, compared to a tax credit of DKK 6 million on the loss in 2003. Compared to 2003, the tax rate has increased. The tax rate in 2003 was influenced by non-deductible impairment losses of goodwill. Further, the tax rate in 2004 was affected by exchange rate adjustment of subsidiaries regarded as an integral part of the Danish activities. From 2005 these exchange rate adjustments will not be recognized in the income statement. The tax rate for 2005 is expected to be approximately 35%.

Net Profit Net profit was DKK 43 million (2.8% of sales) compared to a loss of DKK 57 million in 2003.

Capital Expenditure

Total gross investments in 2004 were DKK 172 million compared to DKK 403 million in 2003.

The 2004 figure of DKK 172 million consists of DKK 6 million in intangible assets, DKK 151 million in property, plant and equipment and DKK 15 million in financial assets.

The new production building in Glostrup accounted for DKK 119 million of the investments in property, plant and equipment. Total investment in this building as of 31 December 2004 was DKK 192 million.

Cash Flows and Financial Reserves

The cash flow from operating activities was DKK 66 million (2003: DKK 47 million). Accounts receivable and inventories increased by DKK 139 million (2003: DKK 23 million) during the year due to the increased activity level.

After investments of DKK 145 million (net), the free cash flow in 2004 was an outflow of DKK 80 million.

Financing activities contributed DKK 257 million. This is mainly related to financing of the new production facility in Glostrup.

Cash, net of short-term bank loans at 31 December 2004 amounted to a negative DKK 104 million.

The debt financing is primarily denominated in Danish kroner. However, additional financing is raised in other currencies, as dictated by business requirements. As it is our policy not to systematically hedge the net assets of subsidiaries, none of these loans are treated as hedging.

The net interest-bearing debt as of 31 December 2004 was DKK 717 million, compared to DKK 622 million at 31 December 2003. This increase was primarily due to the financing of investments made during 2004 and secondarily to the increase in working capital.

DakoCytomation has credit lines available to ensure a reasonable and sufficient financial reserve.

Equity

Total equity increased by DKK 9 million to DKK 595 million from DKK 586 million. The main developments in equity were net profit for the year of DKK 43 million and foreign exchange adjustments of DKK -28 million.

Incentive Plans

The Board of Directors has introduced various incentive plans. To help ensure that the interests of management and shareholders coincide, DakoCytomation applies a combination of incentive plans that include cash bonuses and stock options.

A warrant program has been introduced for all employees. The scope of the model with regard to number of persons, number of options/warrants, year of grant, exercise period and exercise price is set out in the Statement of Changes in Equity. Bonus plans based on profitability measures have been introduced for a broader circle of management and employees. Finally, the Company issued employee shares in 1999.

Warrants and Stock Options

As part of the DAKO-Cytomation merger, DakoCytomation assumed the stock options granted by Cytomation Inc. to its employees prior to the merger. This resulted in the issue of a total of 1,640,596 warrants, each entitling the holder to subscribe to one DakoCytomation share.

Prior to the merger, preparations had been made for a warrant program in DAKO A/S. This program was launched in August 2002 when DakoCytomation A/S offered warrants to all permanent employees of the former DAKO A/S. Many employees joined the program, which entitles holders of the warrants to subscribe to 1,374,594 DakoCytomation shares over a four-year period.

In 2003 and 2004, new warrant programs were offered to employees who had joined the Company after the previous programs had been launched. The terms of these programs correspond to those of the 2002 program. Subsequently, the Board of Directors has resolved to extend the exercise periods for the 2002, 2003 and 2004 programs by three years.

DakoCytomation issues new shares when the warrants are exercised. No costs in this respect have been recognized in the income statement.

In November 2003, DakoCytomation Denmark A/S signed an agreement regarding the development of certain intellectual property rights to systems software to be used with proprietary DakoCytomation instruments. Part of the agreement consisted of the grant of stock options for the purchase of 120,115 DakoCytomation shares.

Subsequent Events

The Executive Management is not aware of any events subsequent to 31 December 2004, which may have a material impact on the Group's financial position or outlook.

Risk Management

DakoCytomation's activities are subject to a number of uncertainties and risk factors; the areas affected include commercial activities, production processes, development processes and our management and employees. The Board of Directors and Executive Management have been and will continuously be in the process of setting up policies, guidelines and plans for all major risk areas and these policies will be monitored and assessed on a regular basis. The purpose of our risk management activities is to ensure stability in earnings and protect the assets and reputation of DakoCytomation.

Since DakoCytomation has a broad range of products and system solutions sold to many different categories of customers in many different countries and regions of the world, our market potential is influenced by general economic fluctuations.

Due to our comprehensive international activities, a number of business and financial risks have an impact on the consolidated results of operations, cash flows and equity.

Business Risks

Market Conditions

A number of DakoCytomation's products are sold with reimbursement from public authorities. Reductions in these reimbursement policies could have an impact on consolidated revenue, cash flows and results of operations.

Competition

New product technologies and treatment methods may lead to changes in demand. We monitor these developments and work with leading specialists in all product areas.

Intellectual Property Rights

DakoCytomation's business is, to a great extent, based on intellectual property rights (IPR), in particular in the form of patents, licensing agreements and trademarks. The number of patents in our patent portfolio is growing steadily, so the portfolio is becoming increasingly important. In order to retain one of our most important resources, it is company policy to always ensure the best possible protection of our IPR, which is done through agreements or registration, and to pursue our IPR with all means and prevent infringement. Furthermore, it is company policy to take legal steps to counter any claim that we are infringing the IPR of others.

Regulation

DakoCytomation's business area is subject to a very high degree of government control and ever-changing regulation. It is a basic assumption for the business that we comply with all relevant legislation and hold all necessary regulatory approvals. Consequently, it is company policy to always ensure that the companies in the Group are managed in accordance with local legislation and that the companies have the best possible relations with government authorities.

Insurance Program

DakoCytomation is aware of potential risks operating as a worldwide medical device supplier and any risks resulting from environmental, political or financial influence. DakoCytomation seeks through its insurance program to minimize the financial impact from these factors.

International Operations

Because of the international scope of the activities, the Group is subject to a number of risks and challenges including the management of international business operations and the fulfillment of legislative requirements including tax rules in many different jurisdictions.



Processing tissue samples on the Eridan™

Qualified Employees

Employee costs make up DakoCytomation's single largest cost item, and the Group's competitive strength depends, among other factors, on its ability to attract, train and retain employees with the right qualifications and experience. DakoCytomation's possible inability to attract and retain the required number of qualified employees may have a material adverse effect on the Company's growth and earnings.

Financial Risks

The financial risk factors primarily comprise foreign-exchange, interest-rate and credit risks. Under our financial policy, financial instruments are used only to minimize the financial risks arising from the Company's business activities.

Foreign Currency Risks

Foreign currency risks arise partly as a result of an imbalance between income and costs in the individual currencies, and partly because the Company has net assets in a number of its foreign subsidiaries.

As a matter of policy, all subsidiaries outside Denmark deal only in their respective local currencies, internally and externally. The Company's policy is to offset the expected future net cash flow of DakoCytomation Denmark A/S 3-6 months ahead for the following currencies: USD, JPY, GBP, CAD, AUD and PLN.

The Company has a net expenditure in Danish kroner and net revenue in all other currencies. The largest exposure is against the US dollar, pound sterling and yen, in that order. As Danish kroner is tied to the Euro, net exposure on the translation of revenue to the reporting currency is relatively low. For example, a 10% change in the krone/dollar rate would, all other things being equal, only result in a 3-4% change in consolidated operating profit.

Net assets in foreign subsidiaries are not hedged.

Interest Rate Risks

Interest rate risks arise as a result of an imbalance between interest-bearing assets and liabilities, and changes in the interest rate have an impact on both the balance sheet and the income statement.

At year-end 2004, our consolidated net interest-bearing debt amounted to DKK 717 million, of which DKK 412 million was at floating rates and DKK 305 million at fixed interest rates and with different terms. Overall, a change in the interest rate level of, for instance, one percentage point would result in a DKK 4 million change in consolidated pre-tax profit.

To ensure that the financing of the production building in Copenhagen, Denmark is at an interest rate which is attractive longer term, the Company has entered into interest rate swaps.

Credit Risks

The Company's credit risks mainly comprise receivables, securities, cash and cash equivalents, and positive fair values of derivative financial instruments. These items are all recognized in the balance sheet at the maximum credit risk.

Counterparty risks relating to cash and cash equivalents and financial instruments are limited by the Company contracting only with financial institutions that have received satisfactory ratings from recognized international credit-rating agencies.

Shareholder Information

DakoCytomation aims to develop and maintain an open and active dialogue with the media, investors and analysts in order that shareholders receive the best possible information on the Company's performance.

Share Capital

DakoCytomation is a Danish registered public limited company with CVR registration number 26519950. At the end of 2004, the share capital consisted of 38,684,656 shares at a nominal value of DKK 2 per share, thus the share capital totaled DKK 77,369,312.

At the end of 2004, DakoCytomation A/S and its wholly-owned subsidiaries owned 250,000 treasury shares, corresponding to 0.6% of the total share capital.

Shareholders

The right to vote at general meetings is subject to the shareholder having registered their shares, or to a purchaser having notified the Company of their acquisition and having documented their acquisition prior to the calling of the general meeting. Shareholders holding more than 5% of the share capital according to the Company's register of shareholders are shown in the table at right:

Shareholder	Address
Novo Nordisk A/S	2880 Bagsværd, Denmark
Niels M.G. Harboe	2690 Karlslunde, Denmark
Viggo G. Harboe	8400 Ebeltoft, Denmark
Ida Marker	2690 Karlslunde, Denmark
Søren Harboe	3060 Espergærde, Denmark
Anna Katharina G. Harboe	8410 Rønde, Denmark
Jørgen Harboe	2960 Rungsted, Denmark

Annual General Meeting

The Annual General Meeting will be held on 2 May 2005 at 16:00 CET at the Company's premises Produktionsvej 42, DK-2600 Glostrup, Denmark.

Dividend

At the Annual General Meeting, the Board of Directors intends to propose a dividend for 2004 of DKK 0.10 per share of DKK 2, or DKK 3.8 million in total. This corresponds to a pay-out ratio of 9.1%. The dividend for 2003 was also DKK 0.10 per share. No dividend is paid on the Company's treasury shares.

Share Ratios	2000/01	2001/02	2002 6 months	2003	2004
Number of shares issued (thousand)	24,068 1,2,3)	36,776 2)	38,044 2)	38,354 2)	38,435 2)
Book value per share (DKK)	17.44 3)	18.19	18.77	15.27	15.49
Cash flow per share (DKK)	3.46 3)	3.01	1.89	1.15	1.55
Proposed dividend per share (DKK)	0.14 3)	0.00	0.15	0.10	0.10

1) Share capital for 2000/01 is share capital in DAKO A/S.
2) Excluding own shares.
3) The key figures for 2000/01 were adjusted to reflect the reduction in denomination of the company's shares from DKK 10 to DKK 2



Reagent production

Corporate Governance

DakoCytomation's Board of Directors and Executive Management regularly evaluate whether the Company's management structure and control systems are satisfactory. The evaluation is based on Company values and best practice for companies of the same size and type and with the same global scope as DakoCytomation – also listed companies.

Stakeholders

DakoCytomation considers it important to develop and maintain good relations with our customers, employees, investors, other stakeholders and the community in general. We wish to live up to our social responsibility and our duties towards our stakeholders and management considers it important to pursue sustainable growth.

DakoCytomation currently has a limited number of shareholders. The communication methods and channels we use have been adapted to meet the needs of our existing shareholder base.

DakoCytomation has one class of shares and all shares carry identical rights.

Openness and Transparency

Integrity and openness are two of our core values. Given our size and shareholder base, we believe we are sufficiently open and transparent to our key stakeholders.

Management

In accordance with Danish legislation, DakoCytomation has a two-tier management consisting of a Board of Directors elected by the shareholders at the General Meeting, and an Executive Management and Corporate Management appointed by the Board of Directors.

The Board of Directors defines the strategy and overall guidelines for our operations and development, ensures that an appropriate organizational structure is in place and supervises performance, but Board members do not act in an executive management capacity.

Board of Directors

Members of the Board of Directors are nominated on the basis of their competencies, experience and other qualifications for contributing to Board work. DakoCytomation has not set limits for the length of time a person may serve as a member of the Board of Directors. The presentation of the individual Board members in the annual report includes information on when each was initially elected to the Board.

Employee Elected Board Members

Five members of the Board of Directors have been elected by the shareholders at the Annual General Meeting. In accordance with the Danish Public Companies Act, our Danish employees have a right to elect an additional three members of the Board of Directors. As a reflection of our global company culture, our Danish employees have passed on to their American colleagues the right to elect one of the three employee elected members of the Board. Consequently, of the three employee-elected board members, two are Danish and one is American. Under Danish law, all members of the Board, whether elected by shareholders or by the employees, have identical rights and responsibilities, and no member has special obligations to any stakeholder group.

Nomination and Compensation Committee, Audit Committee

Until now the Board of Directors has had only one permanent committee: a Nomination and Compensation Committee, which deals with issues of compensation of Executive and Corporate Management. However, in line with international trends, the Board has decided to establish an audit committee in 2005.

The Board of Directors has set down procedures for periodic assessments of its own performance and that of the Executive Management; these assessments include an evaluation of the cooperation between the two bodies.

Remuneration to the Board of Directors and Corporate Management

To help ensure that the interests of Management and the Shareholders coincide, DakoCytomation applies various incentive plans for Management that include remuneration and stock options. The members of the Board receive a fixed annual fee and do not receive any share options or warrants.



Board of Directors



Sonnich Fryland, Chairman
Born 1941, Danish national
CEO, Idosan A/S
Joined the DakoCytomation A/S Board in November 2002
Chairman of the Board of DAKO A/S 1992-2002

Member of the Board of Directors
- Ferrosan A/S, Chairman ▪ Plus Pack A/S, Chairman
- T-Cellic A/S, Chairman ▪ Duba Holding ApS
- Duba Møbelindustri A/S ▪ Fryco A/S



Patrik Dahlén
Born 1962, Finnish national
President and CEO of BioImage A/S
Joined the DakoCytomation A/S Board in May 2004

Member of the Board of Directors
- BioImage A/S ▪ Copenhagen International School



Viggo Harboe
Born 1946, Danish national
Joined the DakoCytomation A/S Board in November 2002
Member of the Board of DAKO A/S 1983-2002

Member of the Board of Directors
- Harboefonden, Chairman ▪ Fjordblink A/S, Chairman



Jesper Lohse*
Born 1966, Danish national
Employed with DakoCytomation as Senior Scientist, Detection Technology, Denmark
Joined the DakoCytomation A/S Board in May 2003



Executive and Corporate Management



Jes Østergaard*
Born 1948, Danish national
President & Chief Executive Officer
Joined DakoCytomation in 1999
Education: M.Sc. Chemical Engineering



Member of the Board of Directors
- LFI A/S ▪ H. Lundbeck ▪ The Lundbeck Foundation



Erik Winther*
Born 1947, Danish national
Executive Vice President and Chief Financial Officer
Joined DakoCytomation in 1999
Education: Ph.D., Wharton Business School, USA





Klaus Kjeldal
Born 1962, Danish national
Corporate Vice President, Operations
Joined DakoCytomation in 2000
Education: B.Sc. Chemical Engineering, B.Com. Organization



Karl-Johan Pluzek
Born 1947, Danish national
Corporate Vice President, Research & Development
Joined DakoCytomation in 1976
Education: M.Sc. Pharmacology



Steven P. Novak

Born 1947, US national

Founder and President of
Palladio Capital Management, LLC

Joined the DakoCytomation A/S Board in November 2002

Member of the Board, Cytomation, Inc. 1996-2002, (Chairman, 2001-2002)

Member of the Board of Directors

- CyberSource Corporation
- Technology Investment Capital Corp.
- Aperio Technologies Inc.



Kurt Anker Nielsen

Born 1945, Danish national

Joined the DakoCytomation A/S Board in November 2002

Member of the Board of DAKO A/S 2000-200

Member of the Board of Directors

- Novozymes A/S, Vice Chairman
- Novo Nordisk A/S
- Coloplast A/S
- ZymoGenetics, Inc.
- Novo A/S
- TDC A/S
- Norsk Hydro, ASA



Jason Lusk*

Born 1969, US national

Employed with DakoCytomation as Marketing Manager, Molecular Pathology, US

Joined the DakoCytomation A/S Board in May 2003



Camilla Schmidt*

Born 1969, Danish national

Employed with DakoCytomation as Manager, Global OEM Development and Production, Denmark

Joined the DakoCytomation A/S Board in November 2002

Member of the Board of DAKO A/S 1999-2002

*Elected by the Company's employees



Dennis Chenoweth

Born 1944, US national

Corporate Vice President, Strategic Business – Pathology

Joined DakoCytomation in 2002

Education: Ph.D., M.D., M.B.A.



Marcia Hershkovitz

Born 1950, US national

Corporate Vice President, Human Resources

Joined DakoCytomation in 1999

Education: MA in Applied Linguistics (ESL) and MA in Scandinavian Studies



Per Sjöberg

Born 1952, Swedish national

Corporate Vice President, Sales & Service

Joined DakoCytomation in 2004

Education: M.Sc. Chemical & Biochemical Engineering

*Member of the Executive Management

Statement by the Board and Management

To the Shareholders of DakoCytomation A/S

The Board of Directors and Corporate Management have presented the annual report of DakoCytomation A/S for 2004.

The annual report has been prepared in accordance with the International Financial Reporting Standards (IFRS) and additional Danish reporting requirements. In our opinion, the accounting policies used are appropriate and the annual report gives a true a fair view of the Group's and Parent company's assets, liabilities, financial position, cash flow and results.

The annual report is presented for approval at the annual general meeting.

Glostrup, 7 March 2005

Management:

Jes Østergaard President & Chief Executive Officer	Erik Winther Executive Vice President & Chief Financial Officer

Board of Directors:

Sonnich Fryland, Chairman	Kurt Anker Nielsen	
Patrik Dahlén	Viggo G. Harboe	Steven P. Novak
Camilla Schmidt*	Jesper Lohse*	Jason Lusk*

*Employee elected

Auditors' Report

To the Shareholders of DakoCytomation A/S

We have audited the annual report for 2004 of DakoCytomation A/S presented in accordance with the International Financial Reporting Standards (IFRS) and the additional Danish reporting requirements.
The Company's Board of Directors and Corporate Management are responsible for the annual report. Our responsibility is to express an opinion on the annual report, based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish and international auditing standards. Those standards require that we plan and perform our audit so as to obtain reasonable assurance that the annual report is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies applied and significant estimates made by the Board and Management as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the assets, liabilities and financial position of the Group and the Parent Company at 31 December 2004 and of the results of the activities and cash flows of the Group and the Parent Company for the financial year 2004 in accordance with IFRS and the additional Danish reporting requirements.

Copenhagen, 7 March 2005

KPMG C. Jespersen
Statsautoriseret Revisionsinteressentskab

Flemming Brokhattingen State Authorized Public Accountant	Jesper Ridder Olsen State Authorized Public Accountant

Group

Income Statement

DKK thousand	Note	2004	2003
Revenue	2	1,518,787	1,417,267
Cost of sales	3,4	(488,545)	(471,176)
Gross profit		1,030,242	946,091
Sales and distribution expenses	3,4	(519,352)	(504,021)
Research and development expenses	3,4	(239,888)	(264,729)
Administrative expenses	3,4,5	(140,224)	(156,493)
Operating profit before amortization of goodwill		130,778	20,848
Amortization of goodwill	4,11	(6,151)	(8,218)
Operating profit before other income and expenses		124,627	12,630
Other income	6	-	2,000
Other expenses	7	(17,255)	(54,489)
Operating profit/(loss)		107,372	(39,859)
Income from associates before tax	13	-	(6,034)
Financial income	8	21,229	12,082
Financial expenses	9	(52,447)	(29,375)
Profit/(loss) before tax		76,154	(63,186)
Tax on profit/(loss) for the year	10	(33,817)	6,030
Net profit/(loss) for the year		**42,337**	**(57,156)**
Minority interests' share of the profit or loss of subsidiaries	18	237	46
DakoCytomation's share of net profit/(loss) for the year		**42,574**	**(57,110)**

DKK thousand	2004	2003
It is proposed that the net profit/(loss) for the year is distributed as follows:		
Proposed dividend, DKK 0.10 per share (2003 DKK 0.10 per share)	3.868	3.860
Retained earnings	38,706	(60,970)
	42,574	**(57,110)**

Group

Balance Sheet - Assets

DKK thousand	Note	2004	2003
Non-current assets			
IT-development projects		41,329	54,040
Acquired patents, licenses and similar rights		113,747	138,563
Goodwill		93,168	107,692
Intangible assets	11	248,244	300,295
Land and buildings		296,520	303,750
Plant and machinery		48,218	56,491
Other fixtures and fittings, tools and equipment		106,027	101,386
Property, plant and equipment under construction		193,121	87,853
Property, plant and equipment	12	643,886	549,480
Investments in associates	13	-	-
Other investments	13	19,372	8,930
Deferred tax assets	19	58,415	50,513
Financial assets		77,787	59,443
Total non-current assets		**969,917**	**909,218**
Current assets			
Inventories	14	354,930	303,758
Trade receivables	15	364,782	331,157
Lease receivables	16	441	161
Income tax receivables		12,582	14,750
Other receivables		14,049	16,186
Prepayments		15,464	17,971
Total receivables		407,318	380,225
Securities	17	96,613	108,589
Cash		38,838	59,979
Total cash and securities		135,451	168,568
Total current assets		**897,699**	**852,551**
Total assets		**1,867,616**	**1,761,769**

Group

Balance Sheet - Equity and Liabilities

DKK thousand	Note	2004	2003
Equity			
Share capital		77,369	77,208
Share premium		-	28,248
Warrant reserve		17,643	17,643
Retained earnings		500,308	462,650
Total equity		**595,320**	**585,749**
Minority interests	18	227	447
Provisions			
Deferred tax liabilities	19	62,368	35,793
Pension and similar liabilities	20	14,088	15,132
Other provisions	21	23,953	12,407
Total provisions		**100,409**	**63,332**
Liabilities other than provisions			
Mortgage debt	22	212,297	204,400
Bank debt	23	471,832	223,699
Income tax payable		-	291
Other liabilities		232	267
Capitalized lease liabilities		10,548	647
Long-term liabilities other than provisions		694,909	429,304
Mortgage debt	22	13,091	12,261
Bank debt	23	143,145	348,850
Prepayments from customers		17,226	16,398
Trade payables		97,445	98,884
Income tax payable		4,417	2,932
Other liabilities		199,970	202,573
Capitalized lease liabilities		1,457	1,039
Short-term liabilities other than provisions		476,751	682,937
Total liabilities other than provisions		**1,171,660**	**1,112,241**
Total equity and liabilities		**1,867,616**	**1,761,769**

Contingent Assets and Liabilities	27
Related Party Transactions	28
Derivative Financial Instruments	29
Stock Options and Warrants	30

Group

Cash Flow Statement

DKK thousand	Note	2004	2003
Operating profit/(loss)		107,372	(39,859)
Adjustment for items with no cash effect:			
Depreciation, amortization and impairment losses	4	121,163	142,701
Provisions, net		11,882	8,986
Interest receipts and interest payments		(37,973)	(24,515)
Income tax paid		(11,599)	(17,208)
(Increase)/decrease in working capital	24	(125,329)	(22,647)
Cash flow from/(to) operating activities		**65,516**	**47,458**
Investments in intangible assets	25	(5,568)	(52,861)
Investments in property, plant and equipment	25	(151,755)	(241,249)
Investment in financial assets	25	(14,714)	(243)
Investments in securities		-	(108,589)
Proceeds from sale of intangible assets		1,193	-
Proceeds from sale of property, plant and equipment		8,069	10,166
Proceeds from sale of financial assets		3,014	-
Proceeds from sale of securities		14,730	-
Cash flow from/(to) investing activities		(145,031)	(392,776)
Free cash flow		(79,515)	(345,318)
Increase/(decrease) in financial liabilities		258,595	194,632
Exercised warrants		2,713	908
Dividend paid		(3,862)	(5,744)
Cash flow from/(to) financing activities		**257,446**	**189,796**
Increase /(decrease) in cash and cash equivalents		177,931	(155,522)
Cash and cash equivalents at 1 January		(288,871)	(142,010)
Exchange rate adjustment		6,633	8,661
Cash and cash equivalents at 31 December	26	**(104,307)**	**(288,871)**

Group

Statement of Changes in Equity

DKK thousand	Share capital	Share premium	Warrant reserve	Translation reserve	Retained earnings	Total
2004						
Equity at 1 January 2004	77,208	28,248	17,643	(106,791)	569,441	585,749
Exercise of warrants	161	2,552	-	-	-	2,713
Net profit for the year	-	-	-	-	42,337	42,337
Exchange rate adjustment, independent foreign subsidiaries	-	-	-	(27,560)	-	(27,560)
Value adjustment of derivatives	-	-	-	-	(6,110)	(6,110)
Tax on value adjustment of derivatives	-	-	-	-	1,833	1,833
Dividend paid	-	-	-	-	(3,862)	(3,862)
Transferred to 'Retained earnings'	-	(30,800)	-	-	30,800	-
Minority interests' share of changes during the year	-	-	-	(17)	237	220
Total equity at 31 December 2004	**77,369**	**-**	**17,643**	**(134,368)**	**634,676**	**595,320**

DKK thousand	Share capital	Share premium	Warrant reserve	Translation reserve	Retained earnings	Total
2003						
Equity at 1 January 2003	76,587	17,107	29,405	(43,262)	634,363	714,200
Exercise of warrants	621	11,141	(11,762)	-	-	-
Net loss for the year	-	-	-	-	(57,156)	(57,156)
Exchange rate adjustment, independent foreign subsidiaries	-	-	-	(63,668)	-	(63,668)
Value adjustment of derivatives	-	-	-	-	(2,955)	(2,955)
Tax on value adjustment of derivatives	-	-	-	-	887	887
Dividend paid	-	-	-	-	(5,744)	(5,744)
Minority interests' share of changes during the year	-	-	-	139	46	185
Total equity at 31 December 2003	**77,208**	**28,248**	**17,643**	**(106,791)**	**569,441**	**585,749**

Group

Share Capital, Stock Options and Warrants

Share capital	No. of shares	Nominal value (DKK)
As at 1 January 2004	38,603,788	77,207,576
Capital increase in the financial year	80,868	161,736
Share capital at 31 December 2004	**38,684,656**	**77,369,312**

Stock options and warrants	Granted 1 January	Additions	Disposals	Exercised	Outstanding unvested	Exercisable	Exercise price	Currency
DakoCytomation employees 2002	1,364,959	-	8,605	3,693	-	1,352,661	74	DKK
DakoCytomation employees 2003	230,866	-	78,159	513	71,715	80,479	74	DKK
DakoCytomation employees 2004	-	137,500	700	-	136,800	-	74	DKK
Warrants issued by the former Cytomation, Inc.	1,634,763	-	142,659	61,194	273,975	1,156,935	22-37	DKK
Total employees	3,230,588	137,500	230,123	65,400	482,490	2,590,075	-	
Cytologix								
1. Criterion	-	-	-	-	-	-	37	DKK
2. Criterion	232,792	-	-	-	232,792	-	37	DKK
3. Criterion	232,792	-	-	-	232,792	-	37	DKK
Total Cytologix	465,584	-	-	-	465,584	-	-	
Options to suppliers								
Suppliers before merger in 2002	50,000	25,241	-	-	-	75,241	2-33	DKK
Suppliers in 2003	120,115	-	-	-	-	120,115	74	DKK
Total suppliers	170,115	25,241	-	-	-	195,356	-	
Total option and warrant programs	**3,866,287**	**162,741**	**230,123**	**65,400**	**948,074**	**2,785,431**		

Proposed dividend of DKK 0.10 per share, or a total of DKK 3,868 thousand, is included in retained earnings.

Shareholdings of the Board of Directors and Management

31 December 2004 the Board of Directors and Management hold 7% and 0% of the shares in DakoCytomation A/S respectively.

Treasury shares

DakoCytomation Group owns treasury shares with a nominal value of DKK 500,000 (2003: DKK 500,000) corresponding to 0.6% (2003: 0.6%) of the share capital.

Warrants

In August 2002, DakoCytomation A/S acquired the instrumentation activities of Cytologix, Inc., Cambridge, MA, USA. In this connection, DakoCytomation A/S issued to CytoLogix, Inc. a total of 775,973 warrants with a right to subscribe for a total of 775,973 shares (DKK 1,552 thousand nominal value). Cytologix exercised in 2003 310,389 warrants (nominal value DKK 620,778). The associated capital increase was made in 2003. The subscription amount DKK 11,762 thousand was transferred to share premium from a special reserve under the equity designated Warrant Reserve. The remaining DKK 17,643 thousand is included in the warrant reserve as at 31 December 2004.

The formal exercise of the remaining warrants depends on compliance with certain predefined criteria which all serve as indicators of the value of the transferred assets. In case of non-compliance with some or all of these criteria, the reserve under equity will be dissolved in whole or in part, and the value of the transferred assets will be adjusted accordingly.

In addition to the warrants issued to Cytologix, Inc. DakoCytomation has granted warrants to employees and stock options to suppliers.

Reference is made to Note 30.

Notes (Group)

1 Accounting Policies

General
The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS's) and the additional Danish reporting requirements set out in the Statutory Order on Adoption of IFRS, issued in pursuance of the Danish Financial Statements Act.

The accounting policies applied are consistent with those of last year.

It is considered more appropriate to include some of the information prescribed by IFRS in the text sections of the annual report, which are regarded as an integral part of the consolidated and parent company financial statements.

Consolidation
The consolidated financial statements comprise DakoCytomation A/S (the Parent Company) and companies (subsidiaries) controlled by the Parent Company. Control is achieved where the Parent Company directly or indirectly holds more than 50% of the voting rights or otherwise exercises control.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company and the subsidiaries by adding items of a similar nature and by eliminating intercompany income and expenses, investments, balances and unrealized gains and losses on transactions between the consolidated companies. Account is taken of the deferred tax effect of such eliminations.

Minority interests' proportionate share of the subsidiaries' results and equity is identified and presented separately in the statement of the Group's results and equity.

Companies which are not subsidiaries but in which DakoCytomation A/S holds 20% or more of the voting rights or otherwise exercises a significant influence are regarded as associated companies. The proportionate share of the profits or losses of associated companies is recognized in the income statement according to the equity method. Proportionate elimination of transactions with consolidated companies is made including realized and unrealized gains and losses.

An overview of subsidiaries and associated companies is shown on page 58-59.

Business Combinations
Newly acquired subsidiaries are recognized in the consolidated financial statements from the date that control commences. Subsidiaries sold or discontinued are recognized until the date that control ceases. Comparative figures are not restated to reflect companies newly acquired or sold/discontinued.

Acquisitions of new companies are accounted for using the purchase method of accounting, according to which the identified assets and liabilities of the acquired companies are measured at fair value at the time of acquisition. Account is taken of the tax effect of any revaluations made. If cost exceeds the fair value of identified assets and liabilities, the difference is recognized as goodwill in the balance sheet. Goodwill is treated as a local asset of the foreign subsidiary to which it relates and is translated at the exchange rates ruling at the balance sheet date.

In connection with the sale or discontinuation of the activities of subsidiaries and associated companies, gains/losses are calculated as the difference between the sale or discontinuation price reduced by directly related sale or discontinuation costs and the carrying amount of net assets at the time of sale or discontinuation (including goodwill not amortized). Any accumulated exchange rate adjustments, which have previously been included directly in the equity, are included in the income statement as net financials.

In respect of business combinations that occurred before 31 March 2004 provisions are recognized for obligations concerning planned restructurings decided on and announced in the acquired company in connection with the purchase. Goodwill is amortized systematically in the income statement based on an individual assessment of the expected economic life of the asset, but with a maximum of 20 years.

If, by the end of the financial year following the financial year in which the acquisition of the company took place, new information is received about matters that existed on the day of acquisition, goodwill or negative goodwill is adjusted as if this information was available on the day of acquisition. Changes to the purchase price after acquisition as well as the reversal of provisions made for restructuring in connection with the acquisition are also adjusted through goodwill.

In respect of business combinations that occurred on or after 31 March 2004 goodwill is not amortized but is tested annually for impairment (see under Impairment below). As at 31 December 2004 no acquisitions have been made on or after 31 March 2004.

Foreign Currencies
Transactions denominated in foreign currencies are translated into DKK at average exchange rates, which approximate the exchange rates at the transaction date.

Monetary assets and liabilities in foreign currencies are translated at the exchange rates at the balance sheet date.

Non-monetary assets and liabilities are translated at the exchange rates at the time of acquisition.

Exchange differences are included in the income statement as net financials.

The Group's foreign sales subsidiaries are regarded as an integral part of the Danish activities. The transactions in these subsidiaries are therefore accounted for as if they had been executed in Denmark. On consolidation, the financial statements of the foreign sales subsidiaries are translated according to an adapted temporal method. All exchange differences in connection with the translation of the financial statements of integral entities are recognized in the income statement under net financials.

The Group's foreign subsidiaries with own production are regarded as independent foreign entities. On consolidation, the balance sheet of these foreign subsidiaries including goodwill is translated at the exchange rate at the balance sheet date while the income statement is translated at the average exchange rate for the year. All exchange differences in connection with the translation of the financial statements of independent foreign entities are taken directly to equity.

Exchange differences on loans to foreign subsidiaries, which are regarded as part of the Parent Company's investment are taken directly to equity.

Derivative Financial Instruments
Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are recognized in the balance sheet at fair value calculated according to generally accepted valuation methods. Realized and unrealized value adjustments are recognized in the income statement as net financials, apart from derivative financial instruments qualifying for hedge accounting. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparts. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Changes in the fair value of derivative financial instruments entered into to hedge the fair value of recognized assets and liabilities are recognized in the income statement together with changes in the value of the hedged asset or the hedged liability.

Changes in the fair value of derivative financial instruments entered into to hedge future transactions are taken directly to equity net of tax. On realization of the hedged item, changes in value are reversed and recognized together with the hedged item, except for hedges of net proceeds related to monetary assets and liabilities for which the value changes are transferred from equity and recognized in the income statement over the life of the hedged item.

Segment Information
The Group is engaged in the "cancer diagnostics" business segment, which is the Groups only primary business segment. Geographical segments are based on the location of the Group's companies. Revenue, segment assets and investments in tangible and intangible segment assets are disclosed within the secondary geographical segments.

Income Statement

Revenue

Revenue from sales of goods for resale and manufactured goods is recognized in the income statement on the date of the transfer of risk and ownership, and revenue comprises invoiced sales for the year less returned goods, sales taxes mainly comprising value added tax, and price reduction directly related to sales. Revenue also includes license and royalty income.

Standardized instruments are included in revenue on the date of the transfer of risk and ownership.

Customized instruments are included in revenue on the date of the transfer of risk and ownership and when customer acceptance has been received.

Revenue from rental agreements are recorded over the terms of the rental agreement.

Government grants

Government grants include subsidies and financing of development projects as well as investment subsidies etc.

Subsidies for research and development costs are recognized under development costs in order to off-set the costs they are compensating.

Subsidies for the purchase of assets and development assets included in the balance sheet, are off-set against the cost price of the assets for which the subsidies are given.

Cost of Sales

Cost of sales comprises the cost of goods sold. Cost includes the cost of raw materials, consumables and goods for resale, direct labor and indirect costs of production, including the cost of operating and depreciating manufacturing facilities. Cost of sales also includes any write-down to net realizable value of unsellable and slow-moving items and royalty expenses relating to sales of goods according to a third-party license.

Sales and Distribution Expenses

Sales and distribution expenses comprise expenses attributable to the distribution, sales and marketing of the Group's products, including salaries, depreciation and other indirect expenses.

Research and Development Expenses

Research and development expenses comprise expenses attributable to the Group's research and development functions, including wages and salaries and maintenance of patents as well as amortization and other indirect expenses.

Research expenses are expensed as incurred.

Development expenses are capitalized if the conditions for capitalization are found to be met. Otherwise development costs are expensed as incurred. As a result of uncertainties in connection with the development of new products including risks regarding clinical trials and approval from authorities, the conditions for capitalization are not found to be met.

Administrative Expenses

Administrative expenses comprise the expenses of the Group's administrative functions, including the salaries of management and other administrative staff, office expenses, depreciation and other indirect costs, as well as bad debt provisions and realized losses on receivables.

Other Income and Expenses

Other income and expenses comprise items of a secondary nature in relation to the Group's activities.

Net Financials

Net financials include interest income and expenses, which are recognized in the income statement at the amounts relating to the financial year.

Net financials comprise the interest element of payments under finance leases, value adjustments of financial assets and liabilities measured at fair value, gains and losses on items denominated in foreign currency and foreign exchange contracts and other derivative financial instruments not used for hedging purposes, and gains and losses on the translation of foreign subsidiaries which are regarded as an integral part of the Danish activities.

Taxation

Tax on profit for the year comprises current tax and the year's change in deferred tax.

Current tax comprises tax payable calculated on the basis of the expected taxable income for the year and any adjustment of tax payable for previous years.

Provision is made for deferred tax according to the balance sheet liability method on all temporary differences between valuations as stated in the financial statements and as stated in the tax base, with the exception of differences relating to group goodwill, which is not deductible for tax purposes.

Deferred tax assets, including the tax value of losses available for carry-over, are recognized at the values at which they are expected to be used, either through set-off against tax on future earnings or through set-off against deferred tax liabilities within the same legal tax entity and jurisdiction.

Deferred tax is calculated based on current tax rules and tax rates in the respective countries that under balance-sheet date legislation will be applicable when the deferred tax is due to be realized as actual tax. The effect on deferred tax of any changes in tax rates is recognized in the income statement.

Tax on changes in equity, including value adjustments of derivative financial instruments and payments relating to stock option plans, is taken to equity.

Tax arising on the sale of subsidiaries is not recognized in the balance sheet unless the shares are expected to be disposed of within a short period of time.

Furthermore, provision is made for deferred tax on reversal of tax benefit arising from losses in jointly taxed foreign subsidiaries.

Balance Sheet

Intangible Assets

Intangible assets are valued at cost less accumulated amortization and impairment losses. The cost of internally developed intangible assets includes the cost of materials, direct labor and a share of indirect costs. Internally developed intangible assets are capitalized if the criteria for capitalizing are deemed to have been met. For the valuation of software developed for internal use, external costs related to consultants and software as well as direct and indirect costs directly related to the development phase are included.

Other development costs, from which it cannot be proven that the Group will benefit in the future, are expensed as incurred.

Intangible assets are systematically amortized based on an individual assessment of the economic life of the asset. The normal assumptions for economic life are:

Completed development projects	max.	5 years
Acquired patents, licenses and similar rights	max.	5 years
Goodwill	max.	20 years
Computer licenses/system implementation expenses	max.	7 years

Short-term and less valuable assets are recognized as an expense in the year of acquisition.

Property, plant and equipment

Land and buildings, plant and machinery, fixtures and fittings, tools and equipment as well as equipment and instruments leased to customers are valued at purchase price or cost less accumulated depreciation and impairment losses. No depreciation is made in respect of land.

Interest on the building and the installation period of property, plant and equipment is not included in cost.

Property, plant and equipment are depreciated on a straight-line basis over the expected useful lives of the assets, based on the expected value of the assets on the expiry of the useful life. The useful life of major assets is determined individually while the useful lives of other assets are determined for groups of similar assets. The expected useful lives are as follows:

Buildings	max.	40 years
Plant and machinery	max.	10 years
Other fixtures, fittings, tools and equipment	max.	7 years

Short-term and less valuable assets are recognized as an expense in the year of acquisition.

The costs of maintaining property, plant and equipment are expensed as incurred, either directly in the income statement or as part of indirect costs of production.

Expenses incurred that significantly increase the value in use of the asset concerned are added to the asset's cost as an improvement and are depreciated over the expected useful life of the improvement.

Gains or losses on the disposal or scrapping of property, plant and equipment are calculated as the difference between the carrying amount and the selling price reduced by dismantling and disposal costs. Gains and losses are included in the income statement within the same category as the associated depreciation.

Impairment

The carrying amount of intangible assets and property, plant and equipment is assessed on a continuous basis. For goodwill and intangible assets with an indefinite useful life or not yet available for use acquired in a business combination on or after 31 March 2004 an impairment test is prepared once a year. For other assets specific impairment tests are prepared if there are matters indicating that the carrying amount of the asset exceeds the value of the expected future cash flows from it. If this assessment concludes that the value of expected cash flows from the asset will be lower than the carrying amount, the asset is written down to the higher of fair value less costs to sell and value in use. Impairment losses are recognized in the income statement under other Income and Expenses.

Financial Assets

Investments in associated companies are measured according to the equity method. This means that the investments are recognized in the balance sheet at the Group's proportionate share of the companies' equity value plus goodwill.

Receivables with a fixed maturity that the Group intends to hold until maturity are measured at amortized cost.

Other financial assets are stated at fair value with any resultant gain or loss recognized in the income statement.

Inventories

Raw materials, consumables and goods for resale are measured at cost plus the cost incurred in bringing the inventories to their present location and condition according to an approximated FIFO principle.

Work in process and manufactured goods are measured at standard cost, which approximates cost calculated according to the FIFO principle. Cost includes the cost of materials and direct labor as well as a share of indirect costs of production, including the cost of operating and depreciating manufacturing facilities. Interest incurred during production is not included in the cost price.

Write-down to net realizable value is made if this is lower than the purchase price or cost. The net realizable value is calculated as the expected ordinary selling price less the costs of conversion and expenses incurred to execute sales. The net realizable value is usually calculated per product or, alternatively, for uniform goods with a uniform sales process.

The Group's rabbits, goats and pigs are not recognized as assets as it is not possible to evaluate cost reliably.

Receivables

Short-term receivables arising in the Group's normal course of business are valued at nominal value less impairment losses to counter the risks of loss calculated on the basis of an individual evaluation.

Securities

Bonds are recognized at the quoted price at the balance sheet date. Realized and unrealized gains and losses relating to price adjustments or sale of bonds are recognized in the income statement under net financials.

Financial assets are recognized/derecognized on the day they are transferred to/by the Group.

Proposed dividend is included as a liability at the time of approval at the ordinary annual meeting (time of declaration). The dividend that is expected to be paid for the year is presented separately under equity.

Pension Liability

The Group has entered into defined contribution pension schemes and similar agreements with most of the Group's employees. The agreements vary according to statutory, contractual and other local regulations.

Payments to the defined contribution schemes are recognized in the income statement in the period to which they relate. Any contributions payable are recognized in the balance sheet under short-term liabilities other than provisions.

With respect to other long-term employee benefits, provisions in the balance sheet are calculated as the present value of the expected payments.

The Group has no defined benefit plans.

Other Provisions

Liabilities relating to the financial year or previous financial years which are uncertain with respect to size or due date are recognized in the balance sheet under other provisions.

Provisions are measured at management's best estimate of the amount at which the liability is expected to be redeemed. Provision is made to cover warranty liabilities. The provision is calculated on the basis of experience from previous financial years.

Liabilities other than Provisions

Debt to credit institutions is initially recognized at the value of amount received less transaction costs paid. Subsequent to initial recognition, financial liabilities are valued at amortized cost, equivalent to the capitalized value when a constant effective rate of interest is used, so that the difference between the amount received and the nominal value is recognized in the income statement over the loan period.

Leasing

DakoCytomation as Lessee

Leases that transfer substantially all risks and rewards incident to ownership of an asset to DakoCytomation are classified as finance leases. Other leases are classified as operating leases.

Assets held under finance leases are recognized in the balance sheet at the lower of the asset's fair value at the time of entering into the lease and the present value of the minimum lease payments. The discount rate used in calculating the present value is the internal rate of return laid down in the lease or the Group's alternative loan rate. Assets held under finance leases are accounted for on the same basis as similar assets owned by the Group.

The corresponding lease liability is recognized as a liability in the balance sheet and the interest thereon is recognized in the income statement under net financials.

Lease payments under operating leases are expensed as incurred. The total lease payments are disclosed under contingent liabilities.

DakoCytomation as Lessor

Assets leased by the Group to customers under leases classified as finance leases are recognized in the balance sheet under receivables at an amount equal to the Group's net investment. Lease payments are accounted for as repayments on the receivable and interest thereon. Expenses incurred in connection with entering into the leases are expensed.

Lease payments relating to operating leases are recognized as income as they fall due for payment.

Cash Flow Statement

The consolidated cash flow statement is presented according to the indirect method and shows the composition of the Group's cash flows, divided into operating, investment and financing activities, and the Group's cash and cash equivalents at the beginning and the end of the year.

Cash flows from operating activities are calculated as the Group's operating profit or loss, adjusted for non-cash operating items, working capital changes, net financials and income taxes.

Cash flows from investment activities include payments in connection with purchases and sales of fixed assets, including investments in companies. For purchases and sales of subsidiaries, the cash selling or purchase price is adjusted for cash in the purchased/sold company under cash flows from investment activities.

Cash flows from financing activities include payments to and from shareholders, the raising of and principal repayments on mortgage debt and other long-term liabilities.

Cash and cash equivalents include cash less short-term bank debt due on demand.

Cash flows denominated in foreign currencies, including cash flows in foreign subsidiaries, are translated at the average exchange rates during the year, because they approximate the rates at the date of payment. Cash and cash equivalents at year-end are translated at the rates at the balance sheet date.

Incentive Schemes

The value of issued share options and warrants are not expensed in the financial statement at the time of grant or in connection with later value adjustments.

Adoption of New IFRS and Revised IAS's

The Group will in 2005 adopt a number of new IFRS's and revised IAS's that become effective 1 January 2005. Based on a preliminary evaluation of the impact on the Group's financial statements the following areas will be affected by the new or revised standards:

- Business combinations as goodwill related to acquisitions made prior to 31 March 2004 no longer should be amortized but tested annually for impairment.
- Share-based payment as costs related to equity settled share-based payment transactions should be recognized as an expense.
- Foreign exchange translation differences related to subsidiaries with a functional currency different from the currency that DakoCytomation A/S' presents its financial statements in, are taken directly to equity. Today, foreign currency transaction differences related to the foreign sales subsidiaries are recognized in the income statement under net financials.

Notes (Group)

2 Segment Information

DakoCytomation Group carries on business within cancer diagnostics, which is the Group's only primary business segment.

DakoCytomation Group is a global undertaking, which is represented by subsidiaries and distributors in more than 50 countries. These countries are divided into three geographical segments; Europe, the USA and the Rest of the World based primarily on distances between the activities, similarity of economic and political conditions as well as other conditions of importance to the pursuit of the activities in the individual markets.

DKK thousand	Europe	USA	Rest of the world	Group
2004				
Revenue*	819,779	493,391	205,617	1,518,787
Intangible assets, additions	4,358	1,210	-	5,568
Intangible assets, carrying amount	245,954	1,969	321	248,244
Property, plant and equipment, additions	155,668	32,576	8,314	196,558
Property, plant and equipment, carrying amount	438,952	163,605	41,329	643,886

* Including royalty of DKK 196 thousand

DKK thousand	Europe	USA	Rest of the world	Group
2003				
Revenue*	727,111	488,124	202,032	1,417,267
Intangible assets, additions	66,648	2,096	117	68,861
Intangible assets, carrying amount	295,184	4,602	509	300,295
Property, plant and equipment, additions	161,160	71,324	8,765	241,249
Property, plant and equipment, carrying amount	350,975	184,686	13,819	549,480

* Including royalty of DKK 1,986 thousand

Notes (Group)

3 Staff Expenses

DKK thousand	2004	2003
Wages and salaries	577,190	533,253
Pensions (Note 20)	18,340	17,008
Other social security costs, etc.	29,030	38,476
Total staff expenses	**624,560**	**588,737**
Included in the income statement in the following functions:		
Cost of sales	125,115	114,208
Sales and distribution expenses	284,293	255,176
Research and development expenses	130,178	132,826
Administrative expenses	84,974	86,527
Total staff expenses	**624,560**	**588,737**
Average number of employees	1,381	1,398
Remuneration to management	3,340	3,259
Remuneration to the board of directors	900	1,000
Total remuneration to Management and Board of Directors	**4,240**	**4,259**

In the period from 1 January to 31 December 2004, a total of 137,500 warrants (2003: 230,866) were issued to employees of the DakoCytomation Group, including 0 to Management. The issued warranats entitle the holder to subscribe for a total of 3,072,565 (2003: 3,230,588 shares). Reference is made to note 30.

4 Depreciation, Amortization and Impairment Losses

DKK thousand	2004	2003
Included in the income statement under the following headings:		
Cost of sales	28,794	14,683
Sales and distribution expenses	45,973	43,808
Research and development expenses	31,114	30,182
Administrative expenses	9,131	7,389
Amortization of goodwill	6,151	8,218
Other expenses	-	38,421
Total depreciation, amortization and impairment losses	**121,163**	**142,701**

The depreciation, amortization and impairment losses include DKK 1,798 thousand (2003 DKK 307 thousand gain) in losses in connection with the disposals of fixed assets.

5 Fees to Statutory Auditors

DKK thousand	2004	2003
Audit	3,328	3,080
Tax and VAT advisory services	1,175	1,584
Other services	2,442	2,389
Total fees to statutory auditors	**6,945**	**7,053**

6 Other Income

DKK thousand	2004	2003
Reversal of writedown and provisions for onerous contracts	-	2,000
Total other income	**-**	**2,000**

7 Other Expenses

DKK thousand	2004	2003
Writedown for impairment and provisions regarding investment in Aperio Technologies Inc.	9,647	17,536
Writedown for impairment of goodwill	-	32,827
Restructuring costs	-	2,979
Settlement in an arbitration case with a former supplier	7,608	-
Expenses to exchange/redemption of minority intersts	-	1,147
Total other expenses	**17,255**	**54,489**

8 Financial Income

DKK thousand	2004	2003
Interest income, cash	1,372	4,230
Other interest income	10,690	245
Exchange gains (net)	9,167	7,607
Total financial income	**21,229**	**12,082**

Notes (Group)

9 Financial Expenses

DKK thousand	2004	2003
Interest expenses, long-term liabilities other than provisions	23,286	12,468
Interest expenses, short-term liabilities other than provisions	29,161	16,907
Total financial expenses	**52,447**	**29,375**

10 Tax

DKK thousand	2004	2003
Current tax on profit for the year	19,538	15,836
Changes in deferred tax on profit	9,933	(24,316)
Prior year adjustments	4,780	(2,976)
Other tax, exchange adjustment etc.	(434)	5,426
Total tax	**33,817**	**(6,030)**

DKK thousand	2004	Percent	2003	Percent
Profit/(loss) before tax	76,154		(63,186)	
Calculated tax on pre-tax profit/loss, 30%	22,846	30.0%	(18,955)	30.0%
Tax effect of:				
Difference from Danish tax rate of 30%	2,613	3.4%	3,870	(6.1%)
Non-deductible amoritization and impairment losses of goodwill	1,845	2.4%	13,992	(22.1%)
Non-deductible expenses/(non-taxable income)	3,252	4.3%	11,678	(18.4%)
Utilization of unrecognized tax losses	(1,005)	(1.3%)	(12,419)	19.6%
Change in deferred tax as a result of changed tax rate	(514)	(0.7%)	(1,220)	1.9%
Prior year adjustments	4,780	6.3%	(2,976)	4.7%
Total tax	**33,817**	**44.4%**	**(6,030)**	**9.6%**

Notes (Group)

11 Intangible Assets

DKK thousand	IT-development projects	Acquired patents, licenses and similar rights	Goodwill	Total
Cost at 1 January 2004	83,186	208,551	189,518	481,255
Exchange rate adjustment	(381)	(870)	(12,613)	(13,864)
Additions during the year	-	5,568	-	5,568
Disposals during the year	-	(3,579)	-	(3,579)
Cost at 31 December 2004	82,805	209,670	176,905	469,380
Amortization and writedown for impairment at 1 January 2004	29,146	69,988	81,826	180,960
Exchange rate adjustment	(381)	(557)	(4,535)	(5,473)
Amortization during the year	12,711	27,325	6,446	46,482
Disposals during the year	-	(833)	-	(833)
Amortization and writedown for impairment at 31 December 2004	41,476	95,923	83,737	221,136
Carrying amount at 31 December 2004	**41,329**	**113,747**	**93,168**	**248,244**

Notes (Group)

12 Property, Plant and Equipment

DKK thousand	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment under construction	Total
Cost at 1 January 2004	394,345	144,531	240,738	87,853	867,467
Exchange rate adjustment	(10,783)	(6,193)	(7,321)	(108)	(24,405)
Additions during the year	7,364	16,478	53,889	118,826	196,557
Disposals during the year	(2)	(13,545)	(37,241)	-	(50,788)
Assets put into use	10,334	859	321	(11,514)	-
Transferred from/(to) other items	(835)	(1,332)	4,103	(1,936)	-
Cost at 31 December 2004	400,423	140,798	254,489	193,121	988,831
Depreciation and writedown for impairment at 1 January 2004	90,595	88,040	139,352	-	317,987
Exchange rate adjustment	(2,113)	(4,104)	(5,767)	-	(11,984)
Depreciation during the year	15,566	16,964	40,350	-	72,880
Disposals during the year	-	(8,030)	(25,908)	-	(33,938)
Transferred from/(to) other items	(145)	(290)	435	-	-
Depreciation and writedown for impairment at 31 December 2004	103,903	92,580	148,462	-	344,945
Carrying amount at 31 December 2004	**296,520**	**48,218**	**106,027**	**193,121**	**643,886**
Of which assets held under finance lease	9,301	-	1,425	-	10,726

The latest public land assessment for Danish properites are DKK 159,980. thousand (2003 DKK 146,480 thousand). The total carrying amount of foreign properties is DKK 127,122 thousand (2003 DKK 142,809 thousand).

Other fixtures and fittings, tools and equipment include instruments of DKK 78,280 thousand (2003 DKK 70,098 thousand) which are either leased to customers or sited at customers' premises under a reagent rental agreement.

13 Financial Assets

DKK thousand	Investments in associates	Other investments	Total
Cost at 1 January 2004	22,606	8,930	31,536
Exchange rate adjustment	-	(514)	(514)
Additions during the year	-	14,714	14,714
Disposals during the year	-	(2,118)	(2,118)
Cost at 31 December 2004	22,606	21,012	43,618
Revaluation at 1 January 2004	(22,606)	-	(22,606)
Revalutaion for the period	-	(1,640)	(1,640)
Revaluation at 31 December 2004	(22,606)	(1,640)	(24,246)
Carrying amount at 31 December 2004	-	**19,372**	**19,372**

Other investments include loan to third party of DKK 10,039 thousand (2003 DKK 0). As security DakoCytomation holds a mortgage deed.

Notes (Group)

14 Inventories

DKK thousand	2004	2003
Raw materials and consumables	151,214	110,821
Manufactured goods	179,374	167,480
Goods for resale	24,342	25,457
Total inventories	**354,930**	**303,758**

Inventories measured at net realizable value are only included to an immaterial extent and the Group has not pledged inventory as security for loans.

15 Trade Receivables

DKK thousand	2004	2003
Trade receivables, due wihtin one year	**364,782**	**331,157**

16 Lease Receivables

DKK thousand	2004	2003
Gross investment in leased assets	477	167
Interest relating to future periods	(36)	(6)
Net investment	**441**	**161**
Lease receivables, due within one year	112	131
Lease receivables, due after one year and within five years	329	30
Total lease receivables	**441**	**161**
Gross investment, due within one year	128	143
Gross investment, due after one year and within five years	349	24
Gross investment	**477**	**167**

17 Securities

DKK thousand	Nominal value	Interest rate	Maturity	Fair value
Listed bonds	**94,877**	**Fixed 5%**	**2025**	**96,613**

18 Minority Interests

DKK thousand	2004	2003
Minority interests at beginning of year	447	1,150
Exchange rate adjustment	17	(139)
Share of net loss for the year	(237)	(46)
Disposals - compulsory redemption	-	(518)
Total minority interests	**227**	**447**

Notes (Group)

19 Deferred Tax Liabilities

DKK thousand	Temporary differences	Deferred tax asset	Deferred tax liability	Net
2004				
Intangible assets	(98,047)	1,624	(30,681)	(29,057)
Property, plant and equipment	(44,065)	2,490	(18,324)	(15,834)
Financial assets	(146)	-	(44)	(44)
Inventories	17,073	21,066	(16,135)	4,931
Other current assets	1,405	1,070	(549)	521
Provisions	22,389	10,209	(1,636)	8,573
Long-term liabilities other than provisions	2,688	3,182	(2,942)	240
Short-term liabilities other than provisions	30,782	11,711	(585)	11,126
Losses carried forward	47,009	29,346	(13,755)	15,591
Tax asset/(tax liability)	(20,912)	80,698	(84,651)	(3,953)
Offset within the same legal entity		(22,283)	22,283	-
Net tax asset/(tax liability)		**58,415**	**(62,368)**	**(3,953)**
2003				
Intangible assets	(135,078)	725	(38,648)	(37,923)
Property, plant and equipment	(26,044)	11,518	(19,748)	(8,230)
Financial assets	(24)	-	(7)	(7)
Inventories	11,718	10,775	(7,299)	3,476
Other current assets	11,046	3,874	(462)	3,412
Provisions	13,193	7,114	(1,846)	5,268
Long-term liabilities other than provisions	(8,972)	420	(3,391)	(2,971)
Short-term liabilities other than provisions	28,803	9,953	(200)	9,753
Losses carried forward	173,172	52,142	(10,200)	41,942
Tax asset/(tax liability)	67,814	96,521	(81,801)	14,720
Offset within the same legal entity		(46,008)	46,008	-
Net tax asset/(tax liability)		**50,513**	**(35,793)**	**14,720**

DKK thousand	2004	2003
Deferred tax assets not included relate to:		
Temporary differences	301	13
Losses carried forward	9,073	4,015

Deferred tax assets are recognized on tax loss carry-forwards that represent income likely to be realised in the future (net DKK 15,591 thousand).
The deferred tax asset DKK 9,073 thousand related to losses carried forward has not been recognized in the Balance Sheet as it is not expected to be utilized. This tax loss does not expire.

Notes (Group)

20 Pension and Similar Liabilities

The Group has various pension plans, which comprise certain groups of employees in various subsidiaries. The pension plans are defined contribution plans, and in certain subsidiaries the Group has long-term pay liabilities which will be paid on the employees' retirement (other long-term employee benefits).

DKK thousand	Liability at 1 January 2004	Exchange rate adjustment	Other adjustments	Expense for the year	Liability at 31 December 2004
Defined contribution plans	-	-	-	18,340	-
Other long-term employee benefits	15,132	(420)	(2,653)	2,029	14,088
Total pension and similar liabilities	**15,132**	**(420)**	**(2,653)**	**20,369**	**14,088**

Defined contribution plans

For defined contribution plans, DakoCytomation undertakes to pay a defined contribution. These pension plans are funded by premium payments to independent pension companies. DakoCytomation has no pension liabilities towards the employees covered by the plan on their retirement. Pension contributions relating to defined contribution plans are recognized as an expense in the income statement in the qualifying year.

The most important defined contribution plans comprise employees in the USA, the United Kingdom, Sweden and Denmark. Expenses for the year on defined contribution plans amounted to DKK 18,340 thousand (2003 DKK 17,008 thousand).

Other long-term employee benefits

As of 31 December 2004 a provision of DKK 14,088 thousand (2003 DKK 15,132 thousand) is recognized to cover other long-term employee benefits in Japan, Italy, Australia, Germany and France. Payment of other long-term employee benefits is conditional upon specified criteria being met. The expenses for the year relating to other long-term employee benefits were DKK 2,029 thousand (2003 DKK 3,056 thousand).

21 Other Provisions

DKK thousand	Warranty	Restructuring	Other	Total
2004				
Provision at 1 January	9,429	2,978	-	12,407
Exchange rate adjustment	(628)	(244)	-	(872)
Utilized during the year	-	(18,277)	-	(18,277)
Provision for the year	10,293	18,267	3,114	31,674
Reversed during the year	(646)	(52)	(281)	(979)
Provision at 31 December	**18,448**	**2,672**	**2,833**	**23,953**
2003				
Provision at 1 January	7,088	-	-	7,088
Exchange rate adjustment	(964)	-	-	(964)
Utilized during the year	(1,470)	-	-	(1,470)
Provision for the year	4,775	2,978	-	7,753
Provision at 31 December	**9,429**	**2,978**	**-**	**12,407**

Warranty related to instruments

The warranty provision relates to instruments sold during the year ended 31 December 2004 and some instruments from 2003. The provision is based on estimates made from historical warranty data associated with similar products. The Group expects to incur the liability over the next year.

Restructuring

The restructuring provision includes remaining provision regarding the facilities in Cambridge not yet used and other restructuring provisions related to restructuring during 2004. The estimated costs are based on Management's best estimate of the direct expenditures arising from the restructuring. The Group expects to incur the liability over the next year.

Other provisions

Other provisions include DKK 2,833 thousand that is expected to be incurred over the next year.

22 Mortgage Debt

DKK thousand	Due within one year	Due between one and five years	Due after five years	Total
2004				
DKK	7,942	36,240	151,413	195,595
EUR	2,124	5,100	8,452	15,676
USD	3,025	11,092	-	14,117
Total mortgage debt	**13,091**	**52,432**	**159,865**	**225,388**
2003				
DKK	6,932	31,565	143,762	182,259
EUR	2,033	6,225	9,464	17,722
USD	3,296	13,182	202	16,680
Total mortgage debt	**12,261**	**50,972**	**153,428**	**216,661**

The effective interest rates on the mortgage debt are 4-6 % (2003 4-6%)

23 Bank Debt

DKK thousand	Due within one year	Due between one and five years	Due after five years	Total
2004				
DKK	19,467	96,501	254,785	370,753
EUR	30,163	11,176	-	41,339
USD	64,583	38,925	-	103,508
GBP	1,678	-	44,074	45,752
SEK	35	-	-	35
CAD	229	-	-	229
JPY	26,990	26,371	-	53,361
Total bank debt	**143,145**	**172,973**	**298,859**	**614,977**
2003				
DKK	213,703	-	129,789	343,492
NOK	20	-	-	20
EUR	38,640	-	-	38,640
USD	73,611	783	20,852	95,246
GBP	1,999	-	44,439	46,438
JPY	20,877	-	27,836	48,713
Total bank debt	**348,850**	**783**	**222,916**	**572,549**

The effective interest rates on the bank debt are 2-5% (2003 2-6%)

Notes (Group)

24 Changes in Working Capital

DKK thousand	2004	2003
(Increase)/decrease in inventories	(96,997)	556
(Increase)/decrease in trade receivables and other receivables	(41,913)	(23,313)
Increase/(decrease) in trade payables and other liabilities	13,581	110
Changes in working capital	**(125,329)**	**(22,647)**

25 Investment in Non-Current Assets

DKK thousand	2004	2003
Intangible assets	5,568	52,861
Property, plant and equipment	151,755	241,249
Financial assets	14,714	243
Investment in non-current assets	**172,037**	**294,353**

26 Cash and Cash Equivalents

DKK thousand	2004	2003
Cash	38,838	59,979
Short-term bank debt	(143,145)	(348,850)
Cash and cash equivalents	**(104,307)**	**(288,871)**

Notes (Group)

27 Contingent Assets and Liabilities

Contractual Obligations

DKK thousand	2004	2003
Payments of rental and lease liabilities due:		
Within one year	15,582	12,610
Between one and five years	30,453	22,473
After five years	5,665	9,851
Total contractual obligations	**51,700**	**44,934**

The above rental and lease liabilities concern uncancelable operating agreements. Approx. 99% of the liabilities relates to agreements outside Denmark.

For the year ended 31 December 2004 rental and leasing expenses amounted to DKK 16,613 thousand (2003 DKK 11,216 thousand).

Assets Pledged as Security

DKK thousand	2004	2003
The following assets are pledged as security to the Group's loans:		
Land and buildings with a carrying amount of	211,272	265,670
Securities with a carrying amount of	96,613	108,589
Total assets pledged as security	**307,885**	**374,259**
Assets held under finance lease with a carrying amount of	**10,726**	**887**

Other Guarantees

DKK thousand	2004	2003
Other guarantees	**437**	**470**

Pending Disputes and Litigation

DakoCytomation is party to a number of disputes involving various claims for compensations, penalties and damages. A number of claims have been notified. In the opinion of Management, these claims will not have a material effect on the financial position of the Group. Therefore, these contingent liabilities have not been recognized in the financial statements.

DakoCytomation A/S has made a claim against a former supplier. Management is of the opinion that the Group's claim is justified and that the Group will be awarded damages for the loss claimed. However, the amount has not been recognized in the financial statements because the existence of the asset depends on a number of uncertain future events outside DakoCytomation A/S' control.

28 Related Party Transactions

DakoCytomation has no related parties who have control.

Related parties with significant influence in DakoCytomation are Novo Nordisk A/S (ownership interest 27%) and associates as stated in the Group Overview, as well as the companies' Boards of Directors, Executive Boards and managerial employees and these persons' family members. Related parties also include companies in which the above group of persons has material interests.

During the year DakoCytomation did not engage in any related party transactions beyond ordinary trade with the Novo Nordisk Group and Aperio Technologies Inc.

29 Derivative Financial Instruments

DakoCytomation uses financial instruments and derivatives to hedge significant interest rate and foreign currency risks derived from the Group's commercial core business and does not as such use financial instruments or derivatives for trading purposes. The contractual value of the Group's derivative financial instruments and unrealized gains and losses are specified below.

DKK thousand	Contractual value	Unrealized gains/ (losses) on adjustment to fair value	Recognized in income statement	Taken directly to equity
Forward sale of foreign currencies				
JPY Due date - One month	17,477	590	590	-
CAD Due date - One month	1,022	29	29	-
AUD Due date - One month	1,868	2	2	-
CHF Due date - One month	1,467	21	21	-
PLN Due date - One month	84	(5)	(5)	-
Total hedging of foreign currency positions	21,918	637	637	-
Interest rate instruments				
Interest rate swaps (DKK) Due date November 2005	42,700	(218)	-	(218)
Interest rate swaps (DKK) Due date December 2007 (t. USD 3.500)	19,137	(361)	-	(361)
Interest rate swaps (DKK) Due date December 2007 (t. EUR 1.500)	11,157	(270)	-	(270)
Interest rate swaps (DKK) Due date December 2007	70,000	(1,848)	-	(1,848)
Interest rate swaps (DKK) Due date April 2014	127,910	(16,053)	(2,323)	(13,730)
Interest rate swaps (DKK) Due date July 2023	106,345	(19,202)	(1,724)	(17,478)
Total interest rate instruments	377,249	(37,952)	(4,047)	(33,905)
Total derivative financial instruments 2004	**399,167**	**(37,315)**	-	**(33,905)**
Total derivative financial instruments 2003	**260,181**	**(28,331)**	-	**(27,795)**

Notes (Group)

30 Stock Options and Warrants

DakoCytomation A/S has a shareholder-approved stock option plan. Pursuant to this plan, the Board of Directors of DakoCytomation A/S is authorized to issue to certain employees options to subscribe for shares in DakoCytomation A/S in one or more issues of up to 3,066,000 options and subsequently upon exercise to increase the share capital by DKK 6,132,000 nominal value.

In August 2002, the Board of Directors offered a broad group of the company's employees options to subscribe for shares in DakoCytomation. The options offered and accepted had a weighted average exercise price of DKK 74 and a weighted average contractual life of 6 years at 31 December 2002.

In August 2002 DakoCytomation A/S acquired the instrumentation activities of CytoLogix, Inc., Cambridge, MA, USA.
Pursuant to the acquisition DakoCytomation A/S issued 775,973 options to subscribe for 775,973 shares (nominal value DKK 1,551,946) to CytoLogix, Inc. The exercise price is DKK 37. The options are only exercisable upon certain requirements being met.

In October 2002, CytoLogix, Inc., met certain of the defined requirements and was thus at 31 December 2002 entitled to exercise 310,389 of the total number of issued options of 775,973. Accordingly, on 3 January 2003 CytoLogix, Inc., notified that they wished to exercise and subscribe for a total of 310,389 shares (nominal value of DKK 620,778) in DakoCytomation A/S. The associated capital increase was made in 2003.

The remaining options awarded to CytoLogix, Inc., are recognized as a reserve under the Group's Equity designated "Warrant Reserve" due to the specific terms applicable for the exercise of these, cf. paragraph under "Statement of changes in Equity" for further information.

Prior to the merger in 2002 DakoCytomation Colorado, Inc. (Cytomation, Inc.), had a shareholder-approved stock option plan. Pursuant to this plan, DakoCytomation Colorado, Inc., could grant to employees and third parties options to subscribe for shares at a predetermined exercise price. Additionally, prior to the merger the Board of Directors of DakoCytomation Colorado, Inc., had granted to a supplier options to subscribe for 50,000 shares with an aggregate exercise price of USD 10.

DakoCytomation A/S has assumed these stock options in accordance with the terms for the exchange offer and the Articles for Dako-Cytomation A/S. Thus, the Board of Directors decided on 28 February 2003 and 28 March 2003 respectively, to issue a total of 1,640,596 options to subscribe for 1,640,596 shares (nominal value of DKK 3,281,192) in DakoCytomation A/S. These options have an average exercise price of DKK 30 and an average contractual period of 6 years.

Parent

Income Statement

DKK thousand	Note	2004	2003
Revenue	2	23,826	27,655
Administrative expenses	3 ,4	(32,404)	(30,369)
Operating profit/(loss)		(8,578)	(2,714)
Profit/(loss) before tax in subsidiaries		80,686	(62,658)
Financial income	5	4,577	2,693
Financial expenses	6	(294)	(352)
Profit/(loss) before tax		76,391	(63,031)
Tax on profit/(loss) for the year	7	(33,817)	5,921
Net profit/(loss) for the year		**42,574**	**(57,110)**

DKK thousand	2004	2003
It is proposed that the net profit/(loss) for the year is distributed as follows:		
Proposed dividend, DKK 0.10 per share (2003 DKK 0.10 per share)	3,868	3,860
Retained earnings	38,706	(60,970)
	42,574	**(57,110)**

Cash Flow Statement

DKK thousand	Note	2004	2003
Operating profit/(loss)		(8,578)	(2,714)
Interest receipts and interest payments (net)		4,283	2,341
Income tax paid		(155)	(72)
(Increase)/decrease in working capital	10	8,044	(2,784)
Cash flow from/(to) operating activities		3,594	(3,229)
Investment in financial assets		(3)	-
Cash flow from/(to) investing activities		(3)	-
Free cash flow		3,591	(3,229)
Exercised warrants		2,713	908
Dividend paid		(3,862)	(5,744)
Cash flow from/(to) financing activities		(1,149)	(4,836)
Increase/(decrease) in cash and cash equivalents		2,442	(8,065)
Cash and cash equivalents at 1 January		(7,655)	410
Cash and cash equivalents at 31 December	**11**	**(5,213)**	**(7,655)**

Parent

Balance Sheet

Assets

DKK thousand	Note	2004	2003
Non-current assets			
Investments in subsidiaries	8	559,969	546,212
Deferred tax assets	9	1,260	-
Financial assets		561,229	546,212
Total non-current assets		**561,229**	**546,212**
Current assets			
Receivables from subsidiaries		42,928	66,992
Other receivables		845	2,023
Prepayments		2,715	-
Total receivables		46,488	69,015
Cash		2	198
Total current assets		**46,490**	**69,213**
Total assets		**607,719**	**615,425**

Liabilities

DKK thousand	Note	2004	2003
Equity			
Share capital		77,369	77,208
Share premium		-	28,248
Warrant reserve		17,643	17,643
Retained earnings including proposed dividend		500,308	462,650
Total equity		**595,320**	**585,749**
Liabilities other than provisions			
Bank debt		5,215	7,853
Trade payables		1,179	1,851
Income tax payable		-	156
Other liabilities		6,005	19,816
Short-term liabilities other than provisions		12,399	29,676
Total liabilities other than provisions		**12,399**	**29,676**
Total equity and liabilities		**607,719**	**615,425**
Contingent assets and liabilities	12		
Related party transactions	13		

Notes (Parent)

Statement of Changes in Equity

DKK thousand	Share capital	Share premium	Warrant reserve	Retained earnings	Total
2004					
Equity at 1 January 2004	77,208	28,248	17,643	462,650	585,749
Exercise of warrants	161	2,552	-	-	2,713
Net profit for the year	-	-	-	42,574	42,574
Dividend paid	-	-	-	(3,862)	(3,862)
Transferred to 'Retained earnings'	-	(30,800)	-	30,800	-
Changes in equity in subsidiaries	-	-	-	(31,854)	(31,854)
Total equity at 31 December 2004	**77,369**	**-**	**17,643**	**500,308**	**595,320**
Number of DKK 2 shares					**38,684,656**

DKK thousand	Share capital	Share premium	Warrant reserve	Retained earnings	Total
2003					
Equity at 1 January 2003	76,587	17,107	29,405	591,101	714,200
Exercise of warrants	621	11,141	(11,762)	-	-
Net loss for the year	-	-	-	(57,110)	(57,110)
Dividend paid	-	-	-	(5,744)	(5,744)
Other changes in equity	-	-	-	588	588
Changes in equity in subsidiaries	-	-	-	(66,185)	(66,185)
Total equity at 31 December 2003	**77,208**	**28,248**	**17,643**	**462,650**	**585,749**
Number of DKK 2 shares					**38,603,788**

Proposed dividend of DKK 0.10 per share, or a total of DKK 3,868 thousand, is included in retained earnings.

Shareholdings of the Board of Directors and Management

31 December 2004 the Board of Directors and Management hold 7% and 0% of the shares in DakoCytomation A/S respectively.

Treasury shares

DakoCytomation Denmark A/S owns treasury shares with a nominal value of DKK 500,000 (0.6%).

Warrants

In August 2002, DakoCytomation A/S acquired the instrumentation activities of Cytologix, Inc., Cambridge, MA, USA

In this connection, DakoCytomation A/S issued to CytoLogix, Inc. a total of 775,973 warrants with a right to subscribe for a total of 775,973 shares (DKK 1,552 thousand nominal value). Cytologix has in 2003 exercised 310,389 warrants (nominel value DKK 620,778). The associated capital increase has been made in 2003. The subscription amount DKK 11,762 thousand on the 310,389 warrants has been moved to share premium from a special reserve under the equity designated Warrant Reserve. The remaining DKK 17,643 thousand has been included in this special reserve.

The formal exercise of the warrants depends on compliance with certain predefined criteria which all serve as indicators of the value of the transferred assets. In case of non-compliance with some or all of these criteria, the reserve under equity will be dissolved in whole or in part, and the value of the transferred assets will be adjusted accordingly.

In addition to the warrants issued to Cytologix, Inc. DakoCytomation has granted warrants to employees and stock options to suppliers.

The capital increase related to the excersiced warrants for the empolyees in 2003 has been completed in March 2004.

Notes (Parent)

1 Accounting Policies

General

The Parent Company's financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS's) and the additional Danish reporting requirements set out in the Statutory Order on Adoption of IFRS, issued in pursuance of the Danish Financial Statements Act.

The accounting policies applied are consistent with those of last year.

The accounting policies for the Parent Company are the same as for the Group with the following additions. For a description of the accounting policies for the Group, please see Note 1 in the consolidated financial statements.

Supplementary Accounting Policies for the Parent Company

Financial Assets

Investments in subsidiaries are measured in the Parent Company's financial statements according to the equity method. This means that the investments are recognized in the balance sheet at the Parent Company's proportionate share of the companies' equity value plus goodwill.

The Parent Company's share of the subsidiaries' and associates' profits or losses, after deduction of unrealized intercompany gains and losses and after deduction of amortization of goodwill, is recognized in the Parent Company's income statement as a share of the profit or loss on investments in subsidiaries before tax and as tax on the profit for the year, respectively.

Subsidiaries and associates with a negative equity value are valued at nil and receivables from these are written down by the Group's share of the negative equity. If the negative equity value exceeds the receivable, the amount will be recognized under provisions to the extent the Group has a legal or constructive obligation to cover the company's negative balance.

The net revaluation of investments in subsidiaries is taken to the reserve for net revaluation, according to the equity method, under equity.

Adoption of new IFRS and revised IAS's

The Parent Company will in 2005 adopt a number of new IFRS's and revised IAS's that become effective 1 January 2005. Based on a preliminary evaluation of the impact on the Parent company's financial statements the following area will specially affect the Parent Company's financial statements:

- Investments in subsidiaries will be measured at cost. Today, investments in subsidiaries are measured according to the equity method, which means that the investments are recognized in the balance sheet at the Parent Company's proportionate share of the companies' equity value plus goodwill.

2 Revenue

Revenue comprises cost refunds from subsidiaries.

Notes (Parent)

3 Staff Expenses

DKK thousand	2004	2003
Wages and salaries	18,323	20,415
Pensions	915	557
Other social security costs, etc.	52	153
Included in administrative expenses	**19,290**	**21,125**
Average number of employees	27	38
Remuneration to Management	3,340	3,259
Remuneration to the Board of Directors	900	1,000
Total remuneration to management and board of directors	**4,240**	**4,259**

Prepayment in the Form of Shares, etc.

In the period from 1 January to 31 December 2004, a total of 137,500 warrants (2003: 230,866) were issued to employees of the Dako-Cytomation Group, including 0 to the company's Management. The issued warrants entitle the holder to subscribe for a total of 3,072,569 shares (2003: 3,230,588 shares). Reference is made to the equity specification.

Defined Contribution Plans

Expenses relating to defined contribution plans for the year were DKK 915 thousand. For defined contribution plans, the pension plan is funded by premium payments to an independent pension company. DakoCytomation has no pension liabilities towards the employees covered by the plan on their retirement. Pension contributions relating to defined contribution plans are recognized as an expense in the income statement in the qualifying year.

4 Fees to Statutory Auditors

DKK thousand	2004	2003
Audit	510	234
Other services	560	328
Total fees to statutory auditors	**1,070**	**562**

5 Financial Income

DKK thousand	2004	2003
Interest income, cash	4	5
Interest income, subsidiaries	2,654	2,688
Exchange gains (net)	1,919	-
Total financial income	**4,577**	**2,693**

Notes (Parent)

6 Financial Expenses

DKK thousand	2004	2003
Interest expenses, short-term liabilities other than provisions	278	332
Other interest	16	-
Exchange losses (net)	-	20
Total financial expenses	**294**	**352**

7 Tax

DKK thousand	2004	2003
Current tax on profit for the year	-	(96)
Changes in deferred tax on profit	(1,260)	-
Tax in subsidiaries	35,077	(5,825)
Total tax	**33,817**	**(5,921)**

DKK thousand	2004	Percent	2003	Percent
Profit/(loss) before tax	76,391		(63,031)	
Calculated tax on pre-tax profit/(loss), 30%	22,917	30.0%	(18,909)	30.0%
Tax effect of:				
Difference from Danish tax rate of 30%	10,871	14.3%	12,972	(20.5%)
Non-deductible expenses	29	0.0%	16	0.0%
Total tax	**33,817**	**44.3%**	**(5,921)**	**9.5%**

8 Investments in subsidiaries

DKK thousand	Investments in Subsidiaries
Cost at 1 January 2004	709,020
Additions during the year	3
Cost at 31 December 2004	709,023
Revaluation at 1 January 2004	(162,809)
Net profit for the period	45,609
Revaluation and adjustment of equity value	(31,854)
Revaluation at 31 December 2004	(149,054)
Carrying amount at 31 December 2004	**559,969**

Notes (Parent)

9 Deferred Tax Assets

DKK thousand	Temporary differences	Deferred tax assets
Losses carried forward	**4,198**	**1,260**

The losses are expected to be utilized in the joint taxation. The tax loss does not expire.

10 Changes in Working Capital

DKK thousand	2004	2003
(Increase)/decrease in receivables	22,527	(5,596)
Increase/(decrease) in trade payables and other liabilities	(14,483)	2,812
Changes in working capital	**8,044**	**(2,784)**

11 Cash and Cash Equivalents

DKK thousand	2004	2003
Cash	2	198
Short-term bank debt	(5,215)	(7,853)
Cash and cash equivalents	**(5,213)**	**(7,655)**

12 Contingent Assets and Liabilities

Other Guarantees

DakoCytomation A/S has provided guarantees for a subsidiary's bank loan of USD 350 thousand.

Stock Options and Warrants

DakoCytomation A/S has a shareholder-approved stock option plan. Pursuant to this plan, the Board of Directors of Dako-Cytomation A/S is authorized to issue to certain employees options to subscribe for shares in DakoCytomation A/S in one or more issues of up to 3,066,000 options and subsequently upon exercise to increase the share capital by DKK 6,132,000 nominal value.

In August 2002, the Board of Directors offered a broad group of the company's employees options to subscribe for shares in DakoCytomation. The options offered and accepted had a weighted average exercise price of DKK 74 and a weighted average contractual life of 6 years at 31 December 2002.

In August 2002 DakoCytomation A/S acquired the instrumentation activities of CytoLogix, Inc., Cambridge, MA, USA. Pursuant to the acquisition DakoCytomation A/S issued 775,973 options to subscribe for 775,973 shares (nominal value DKK 1,551,946) to CytoLogix, Inc. The exercise price is DKK 37. The options are only exercisable upon certain requirements being met.

In October 2002, CytoLogix, Inc., met certain of the defined requirements and was thus at 31 December 2002 entitled to exercise 310,389 of the total number of issued options of 775,973. Accordingly, on 3 January 2003 CytoLogix, Inc., notified that they wished to exercise and subscribe for a total of 310,389 shares (nominal value of DKK 620,778) in Dako-Cytomation A/S. The associated capital increase was made in 2003.

The remaining options awarded to CytoLogix, Inc., are recognized as a reserve under the Group's Equity designated "Warrant Reserve" due to the specific terms applicable for the exercise of these, cf. paragraph under "Statement of changes in Equity" for further information.

Prior to the merger in 2002 DakoCytomation Colorado, Inc. (Cytomation, Inc.), had a shareholder-approved stock option plan. Pursuant to this plan, DakoCytomation Colorado, Inc., could grant to employees and third parties options to subscribe for shares at a predetermined exercise price. Additionally, prior to the merger the Board of Directors of DakoCytomation Colorado, Inc., had granted to a supplier options to subscribe for 50,000 shares with an aggregate exercise price of USD 10.

DakoCytomation A/S has assumed these stock options in accordance with the terms for the exchange offer and the Articles for DakoCytomation A/S. Thus, the Board of Directors decided on 28 February 2003 and 28 March 2003 respectively, to issue a total of 1,640,596 options to subscribe for 1,640,596 shares (nominal value of DKK 3,281,192) in DakoCytomation A/S. These options have an average exercise price of DKK 30 and an average contractual period of 6 years.

13 Related Parties

DakoCytomation A/S has no related parties who have control.

Related parties with significant influence in DakoCytomation are Novo Nordisk A/S (ownership interest 27%), subsidiaries and associates as stated in the Group Overview, as well as the companies' Boards of Directors, Executive Boards and managerial employees and these persons' family members. Related parties also include companies in which the above group of persons has material interests.

During the year DakoCytomation did not engage in any related party transactions beyond the Group transactions eliminated in the consolidated financial statement, and ordinary trade with the Novo Nordisk Group and Aperio Technologies Inc.

Group Overview

Company	Currency	Capital thousand	Ownership percent
Parent			
DakoCytomation A/S	DKK	77,369	
Sales Companies			
DakoCytomation S.A., Trappes, France	EUR	234	100
DakoCytomation B.V., Eindhoven, Holland	EUR	18	100
DakoCytomation N.V./S.A., Heverlee, Belgium	EUR	62	100
DakoCytomation S.p.A., Milano, Italy	EUR	1,548	100
DakoCytomation Sp.z.o.o., Gdynia, Poland	PLN	100	100
DakoCytomation A.G., Zug, Switzerland	CHF	300	100
DakoCytomation AG, Brno, Czech Republic, Branch		-	-
DakoCytomation, GmbH, Austria	EUR	18	100
DakoCytomation S.A., Barcelona, Spain	EUR	240	100
DakoCytomation Norden AB, Stockholm, Sweden	SEK	200	100
DakoCytomation GmbH, Hamburg, Germany	EUR	26	100
DakoCytomation FlowCenter GmbH, Freiburg, Germany	EUR	26	100
DAKO (Australia) PTY Ltd., Sydney, Australia	AUD	310	100
DakoCytomation Inc., Toronto, Canada	CAD	350	100
DakoCytomation Co. Ltd., Kyoto, Japan	JPY	80,000	100
DakoCytomation Ireland Limited, Dublin, Ireland	EUR	1	100



Global distribution network

Group Overview

Company	Currency	Capital thousand	Ownership percent
Danish sales and production companies			
DakoCytomation Denmark A/S (DAKO A/S), Glostrup, Denmark	DKK	61,682	100
DakoCytomation Norden, Oslo, Branch		-	-
DakoCytomation Norden A/S, Glostrup, Denmark	DKK	1,000	100
UK sales and production companies			
DC Holding Ltd., Ely, United Kingdom	GBP	2,307	100
I.Q. (BIO) Limited, Ely, United Kingdom	GBP	4,457	100
DakoCytomation Ltd., Ely, United Kingdom	GBP	8,800	100
Doublecape Ltd., Ely, United Kingdom	GBP	1	100
US sales and production companies			
Dako Holding, Inc., Delaware, USA	USD	4,148	100
DakoCytomation California, Inc., Carpinteria, USA	USD	4,148	100
BPI Holding, Inc., Delaware, USA (8,001 shares at USD 0.01)	USD	1	100
DCI Real Estate Holdings, Inc., Delaware, USA	USD	4	100
DakoCytomation Colorado, Inc., Fort Collins, USA	USD	18,235	100
Other companies			
UDAK Limited, Oxford, United Kingdom	GBP	1	50
Associates			
Aperio Technologies Inc., California, USA	USD	20,912	33

Financial Definitions

When calculating financial key figures and ratios, DakoCytomation used the guidelines published by the Danish Society of Financial Analysts 2005.

Book Value per Share
Equity at year-end divided by the number of shares at year-end.

Cash Flow per Share
Cash flow from/to) operating activities divided by average number of shares diluted.

Dividend per Share
Proposed dividend divided by the number of shares at year-end.

EBIT Margin
Earnings before interest and taxes in percent of net revenue.

EBITDA
Earnings before interest and taxes and excluding depreciation, amortization and impairment losses.

EBITDA Margin
Earnings before interest and taxes and excluding depreciation, amortization and impairment losses as a percentage of net revenue.

Effective Tax Rate
Tax on profit for the year as a percentage of profit before income taxes.

Equity Ratio
Equity as a percentage of the sum of assets at year-end.

Free Cash Flow
Cash flow from operating and investing activities.

Net Debt to Equity
Net interest-bearing debt divided by equity.

Net Interest-Bearing Debt
Interest-bearing liabilities (non-current as well as current liabilities) less cash and securities.

Number of Shares Issued and Outstanding
The number of shares outstanding is the total number of shares excluding the holding of own shares.

Operating Profit/Loss (EBIT)
Earnings before interest and taxes.

Payout Ratio
Total dividends proposed for the year as a percentage of net profit.

R&D Expenses in Percent
Research and Development expenses in percent of net revenue.

Return on Equity
Net profit for the year as a percentage of average equity.



Tissue sample inspection at DakoCytomation R&D in California

Professional Terms

Antibody
An antibody is a specific type of protein, occurring naturally in body fluids, which spontaneously binds to a corresponding antigen. The binding between antigen-antibody is a natural process also present in our body as part of the immune system. Since the antigen-antibody binding works in vitro as well as in vivo, it will bind to a tissue sample when a specific cancer protein is present and thus a diagnosis can be made.

Antigen
Antigens are considered to be foreign agents within an organism. These antigens produce an immune response by the organism in response to their presence and antibodies can detect this activity.

Cancer
The name for diseases in which the body's cells become abnormal and divide without control. Cancer cells may invade nearby tissues, and may spread through the bloodstream and lymphatic system to other parts of the body.

Cytology
The study of the structure of all normal and abnormal components of cells and the changes, movements, and transformations of such components.

DNA
A nucleic acid that carries the genetic information in the cell and is capable of self-replication and synthesis of RNA. DNA consists of two long chains of nucleotides twisted into a double helix and joined by hydrogen bonds between the complementary bases adenine and thymine or cytosine and guanine. The sequence of nucleotides determines individual hereditary characteristics.

FDA
US Food and Drug Administration.

Flow Cytometry
Analysis of the physical and chemical properties of cells and other biological particles by laser excitation and signal detection. The analysis is run on an instrument called a flow cytometer, e.g. a CyAn™ Flow Cytometer.

HercepTest™
Reliable diagnostic assessment of a patient's HER2-protein status is vital for determining appropriate breast cancer treatment. The HercepTest™ enables the doctor to select the group of women with breast cancer who are most likely to benefit from treatment with Herceptin®.

Human Papilloma Virus (HPV)
HPV is one of the most common sexually transmitted diseases and can cause cervical cancer. Cervical cancer usually takes years to develop. Cervical cancer can be prevented in women by testing with the PAP method at regular intervals. If abnormal cell changes are found it can be monitored and/or treated before they progress into cervical cancer.

Immunohistochemistry (IHC)
Analysis where an antibody identifies the presence of a specific antigen in a tissue-based sample. The analysis is primarily used to diagnose cancer types. The analysis can be performed automatically on an instrument e.g. on the Autostainer™.

In Vitro Diagnostics (IVD)
A broad description of diagnostic analysis performed on specimens from the body. IVD is also used as a term for a market segment consisting of various types of diagnostic tests.

Oncologist
The doctor who takes care of cancer patients and specializes in cancer treatment.

Oncology
The study of tumors and cancers.

Pathologist
The doctor who makes the diagnosis from cell or tissue specimens at the hospital laboratory.

Pathology
The study of disease and how it affects cells and tissue.

pharmacoDiagnostic™
Tests that identify patients for pharmaceutical therapy, or monitor how well a specific treatment is working. The joint approval of HercepTest™ and Herceptin® was the first example in history of a pharmaceutical directly linked to a specific test. DakoCytomation's trade name for this range of products is pharmDx™.

Probe
A substance that is labeled and used to detect or identify another substance in a sample; in diagnostics typically a genetic sequence.

Protein
A natural substance composed of amino acids.

RNA
A polymeric constituent of all living cells and many viruses, consisting of a long, usually single-stranded chain of alternating phosphate and ribose units with the bases adenine, guanine, cytosine, and uracil bonded to the ribose. The structure and base sequence of RNA are determinants of protein synthesis and the transmission of genetic information.

Special Stains
Staining of cells and tissue with chemical and natural dyes that can reveal diseases from simple infections to cancer. Special Stains analysis can be performed automatically on an instrument e.g. with the Artisan™ staining system.

Virtual Microscopy
Virtual microscopy is the digital equivalent of traditional microscopy. Instead of looking at a glass slide through the eyepieces of a microscope, a scientist views a digital image of an entire slide on a display monitor, with full panning and zooming capabilities.



Hanne Wood

Patient Story

HercepTest™ Has Meant Everything to Me

by Karoline Lawætz

Hanne Wood had a positive response to HercepTest™ and since April last year, she has taken Herceptin® as the only treatment for her cancer.

In the shower 4½ years ago, Hanne found something unusual in her breast. Four months later she had surgery and a small tumor and some lymph nodes were removed. The tissue was analyzed with a range of antibody tests from DakoCytomation and the message was not uplifting.

"Because the cancer had spread to the lymph nodes I was offered chemotherapy. It exhausted me terribly," Hanne says.

But it all seemed worthwhile. After the treatments Hanne was told that her cancer was gone. Hanne quickly stopped regarding herself as a patient and continued her active life as a graphic designer.

But one year later two tumors in the liver were positively identified as cancer. In addition she had a small tumor in the lung and a small one near the collarbone. The doctors tested her cells with an array of DakoCytomation reagents and ultimately found a positive response to HercepTest™, which indicates a treatment option with Herceptin®. During the following 2½ years, Hanne was treated with a combination of chemotherapy and Herceptin®.

The tumors on Hanne's collarbone and lung have now disappeared, and the two liver tumors have become smaller. But the effect of the chemo stopped there. So since April of last year, the hospital treatment of Hanne's liver tumors consist of Herceptin® only.

"Herceptin® helps keep me alive and I have absolutely no side effects. Every nine weeks my liver is scanned. Since I stopped chemo last year, the tumors have not grown bigger. Actually, last time it seemed that they had shrunk a tiny, tiny bit. Not enough to say anything for sure, but it gives me hope!"

"But I am never going to consider myself 100 percent free of cancer even if the liver tumors somehow disappear. I think I will always see myself as a cancer patient - the risk of relapse is big, and I am a very realistic person. I live a very intense, happy and interesting life. So for now I just wish that the treatment will continue to have an effect on me."

"A reliable HercepTest™ has meant everything to me," says 55-year-old Hanne Wood. Four years after her first cancer diagnosis, Herceptin® is the only treatment she gets.

Patients diagnosed with breast cancer are offered the HercepTest™. If the test result is positive they are recommended treatment with Herceptin®.

"Herceptin® is a well established treatment. We know that patients with a positive HercepTest™ generally have a bad prognosis. Herceptin® is a good treatment for this group. The majority of patients with HER2 positive tumors respond well to the combination of chemotherapy and Herceptin®, and approximately 15 percent will even respond to Herceptin® when given alone," explains Bent Ejlertsen, M.D., Ph.D.

In two randomized trials, the addition of Herceptin® to chemotherapy has further prolonged survival by five months. "Because of the serious side effects of chemotherapy, it can only be given for limited periods. But the patients in question can continue their treatment with Herceptin® alone for several years" says Ejlertsen. He emphasizes the importance of a reliable HercepTest™.

"Without the HercepTest™ we might not have been able to find out that Herceptin® is effective, because the treatment only helps a subset of cancer patients. The HercepTest™ enables us to select the group of women who are most likely to benefit from treatment with Herceptin®."








DakoCytomation A/S is one of the world's leadig providers of system solutions for cancer diagnostics and cell analysis. Hospital and research laboratories worldwide use DakoCytomation products to make precise diagnoses and determine the most effective treatment of patients suffering from cancer and other serious diseses. DakoCytomation is privately owned and headquartered in Denmark. With more than 1,300 employees and a presence in more than 20 countries, DakoCytomation covers most of the global market. Other markets are covered by distributors in 50 countries.

 DakoCytomation

DakoCytomation A/S
Produktionsvej 42
DK-2600 Glostrup
Denmark

Tel +45 44 85 95 00
Fax +45 44 85 95 95

www.dakocytomation.com

00215/1.600 April 2005

CVR no. 26 51 99 50